Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-125866

PROTALEX, INC.

12,208,118 Shares of

Common Stock

This prospectus is part of a registration statement of Protalex, Inc. filed with the Securities and Exchange Commission. This prospectus relates to the resale by selling stockholders of up to 12,208,118 shares of our common stock, of which 7,247,744 shares are currently outstanding and 4,960,374 shares are issuable upon exercise of warrants granted to these selling stockholders and certain placement agents (collectively, the “Holders”). We will not receive any proceeds from the sale of the shares by these Holders. The only proceeds to the Company will be derived from the exercise of the warrants. The Holders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

Our common stock is listed on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “PRTX.” The last reported sales price per share of our common stock, as reported by the OTCBB on September 25, 2006, was $2.36

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 16, 2006.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER AND MAY NOT BE CURRENT AS OF ANY SUBSEQUENT DATE.

This prospectus contains trademarks and service marks of other companies that are the property of their respective owners.

-i-

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “future,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans” and “proposes” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward looking statements include, without limitation:

•	statements about our product development and commercialization goals and expectations;

•	potential market opportunities;

•	our plans for and anticipated results of our clinical development activities;

•	the potential advantage of our product candidates;

•	statements about our future capital requirements, the sufficiency of our capital resources to meet those requirements and the expected composition of our capital resources; and

•	other statements that are not historical facts.

Forward-looking statements are based on the judgment of management at the time the statements are made. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis or Plan of Operation” sections of this prospectus. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis or Plan of Operation” sections, and other sections of this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statement to reflect new information, events or circumstances, whether anticipated or unanticipated, or to conform the statement to actual results or changes in our expectations.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Unless otherwise indicated or required by the context, as used in this prospectus, the terms “we,” “our,” “us” and “the Company” refer to Protalex, Inc.

Our Company

We are a development stage company engaged in developing a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases. Autoimmune diseases occur when the body’s immune system attacks itself. We are creating a class of human pharmaceuticals from organic molecules to regulate the immune system with persisting effects. Our initial autoimmune disease target is Idiopathic Thrombocytopenic Purpura, or ITP, followed by Rheumatoid Arthritis, or RA. We plan to bring to market our lead product, PRTX-100, a drug designed to combat the effects of ITP, RA and, potentially, other autoimmune diseases. We have completed pre-clinical studies on PRTX-100 and filed an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, or FDA, on March 4, 2005. On March 31, 2005, the FDA verbally disclosed to the Company that it had placed the Company’s IND on clinical hold, pending additional product characterization. On August 10, 2005, the Company formally replied to the FDA. On September 9, 2005, the FDA notified the Company that it had lifted the clinical hold on the Company’s IND and that the Company’s proposed study could proceed. The Company commenced with the Phase I clinical trial on December 5, 2005 and completed that Phase I clinical trial in March 2006. The Company anticipates that the Phase II in ITP will commence in the first calendar quarter of calendar year 2007.

 Our predecessor corporation was incorporated on April 23, 1958, as “Ideal Homes, Inc.,” which changed its name to Enerdyne Corporation (Enerdyne) and became a publicly traded company. We acquired Enerdyne through a reverse merger in November 1999. Since that time, our focus has been on the development of autoimmune drugs, as discussed above. Our corporate headquarters is located at 145 Union Square Drive, New Hope, Pennsylvania 18938, and our telephone number is (215) 862-9720.

Our continued existence and plans for future growth depend on our ability to obtain the capital necessary to develop a successful product through the issuance of additional debt or equity. As of May 31, 2006, our cumulative net loss was $18,411,605. We currently do not have a product in the market, and we need to obtain additional financing and develop an approved drug to sustain our existence. We estimate it will require additional expenditures of approximately $41,000,000 to develop PRTX-100 through mid-stage clinical trials.

In September 2003, May 2005, December 2005 and July 2006, we raised $12,657,599, $5,057,885, $5,839,059 and $15,177,534, respectively, through private placements of our common stock and warrants to various institutional and other accredited investors. This capital has been used to continue our operations from September 2003 to the present. The additional capital that would be required for us to continue our operations is discussed in the risk factor entitled “If we cannot raise additional capital on acceptable terms, we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates” on page 5 of this prospectus. Details of our liquidity and capital resources are also discussed in “Management’s Discussion and Analysis or Plan of Operation” on page 21.

Recent Developments

On July 7, 2006, we raised $15,177,534 through the sale of 6,071,013 shares of our common stock at $2.50 per share, with warrants to purchase an additional 1,517,753 shares of our common stock, at an exercise price of $3.85 per share. In addition, in connection with this financing, the Company issued warrants to purchase 531,214 shares of common stock, at an exercise price of $3.85 per share, to its placement agents as partial commission compensation. All of the warrants expire on July 7, 2011.

On July 26, 2006, we received an Office Action Summary (rejection) of our initial usage patent application from the United States Patent and Trademark Office or PTO. On August 16, 2006, we met with the patent examiner and his supervisor and as a result of that meeting, the rejection was retracted. At this time, the patent remains under review by the PTO.

The Offering

Common stock offered by selling stockholders (including shares underlying warrants)	12,208,118 shares.

Common stock to be outstanding after the offering	33,560,838 shares (1).

Use of proceeds
We will not receive proceeds from the resale of shares by the selling stockholders. If all warrants held by the selling stockholders are exercised with cash, our proceeds from the exercise of those warrants would be approximately $11.8 million.

Over-the-Counter Bulletin Board symbol	PRTX

(1) Based on 28,600,464 shares of common stock outstanding as of September 25, 2006 and 4,960,374 shares issuable upon exercise of warrants relating to the financing transactions in September 2003, May 2005, December 2005 but excludes: (i) up to 3,843,625 shares of common stock issuable upon exercise of employee and director stock options (ii) 2,048,967 shares issuable upon exercise of warrants relating to the financing transaction in July 2006.

RISK FACTORS

This investment involves a high degree of risk. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business

We have a history of significant losses, and we may never achieve or sustain profitability.

We are focused on product development and have not generated any revenues to date. We have incurred operating losses each year of our operations and we expect to continue to incur operating losses for the next several years. We may never become profitable. The process of developing our products requires significant clinical development and laboratory testing and clinical trials, as well as regulatory approvals. In addition, commercialization of our targeted products will require the establishment of sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect our research and development and general and administrative expenses will increase over the next several years and, as a result, we expect our losses will increase. As of May 31, 2006, our cumulative net loss was $18,411,605. Our net loss was $6,104,402 for the fiscal year ended May 31, 2006. Our continued operational loss may lower the value of our common stock and may jeopardize our ability to continue our operations.

If we fail to obtain regulatory approvals for PRTX-100 or any other drug we develop, we will not be able to generate revenues from the commercialization or sale of those drugs.

We must receive regulatory approval of each of our drugs before we can commercialize or sell that product. The pre-clinical laboratory testing, formulation development, manufacturing and clinical trials of any product we develop, as well as the distribution and marketing of these products, are regulated by numerous federal, state and local governmental authorities in the United States, principally the FDA, and by similar agencies in other countries. The development and regulatory approval process takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and will thus delay our receipt of revenues, if any, from PRTX-100 or any other drug we develop. We cannot assure you that our clinical trials will demonstrate the safety and efficacy of PRTX-100 or any other drug we develop or will result in a marketable product.

No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. We therefore cannot assure you that the results from our clinical trials will be successful or that the results from our pre-clinical trials for PRTX-100 or any other drug we develop will be predictive of results obtained in future clinical trials. Further, data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We cannot assure you that our clinical trials will establish the safety and efficacy of PRTX-100 or any other drug we develop sufficiently for us to obtain regulatory approval.

If we are unable to enroll enough patients to complete our clinical trials, regulatory agencies may delay their review of, or reject our applications, which may result in increased costs and harm our ability to develop products.

Regulatory agencies may delay reviewing our applications for approval, or may reject them, based on our inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a harmful effect on our ability to develop products. We may also encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval of a particular compound. We also may encounter delays if we are unable to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. In addition, we rely on a number of third-parties, such as clinical research organizations, to help support the clinical trials by performing independent clinical monitoring, data acquisition and data evaluations. Any failure on the part of these third-parties could delay the regulatory approval process.

Our products, if approved, may fail to achieve market acceptance.

There can be no assurance that any products we successfully develop, if approved for marketing, will achieve market acceptance or generate significant revenues. We intend for our products, including PRTX-100, to replace or alter existing therapies or procedures, and hospitals, physicians or patients may conclude that these products are less safe or effective or otherwise less attractive than existing therapies or procedures. If our products do not receive market acceptance for any reason, it would adversely affect our business, financial condition and results of operations.

Further, our competitors may develop new technologies or products that are more effective or less costly, or that seem more cost-effective, than our products. We can give no assurance that hospitals, physicians, patients or the medical community in general will accept and use any products that we may develop.

If we cannot raise additional capital on acceptable terms, we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

We will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. Our future capital requirements will depend on many factors, including:

•	the progress of pre-clinical development and laboratory testing and clinical trials;

•	time and costs involved in obtaining regulatory approvals;

•	the number of products we pursue;

•	costs in filing and prosecuting patent applications and enforcing or defending patent claims; and

•	the establishment of selected strategic alliances and activities required for product commercialization.

In order to raise additional capital, we would seek funding through private or public sales of our securities. This funding may significantly dilute existing stockholders and, if we are able to obtain this funding from one or more strategic partners, they may limit our rights to our technology. No assurance can be given that we will be able to obtain additional financing on favorable terms, if at all. If we were to encounter any future problems with our previously filed and approved IND application or otherwise advance in the FDA approval process, our ability to sustain our operations would be significantly jeopardized.

If we are unable to obtain, protect, and maintain our proprietary rights in intellectual property, we may not be able to compete effectively or operate profitably.

Our commercial success depends, in large part, on our ability to obtain and maintain intellectual property protection for our technology covering our product candidates and avoiding infringement of the proprietary technology of others. Our ability to do so will depend on, among other things, complex legal and factual questions, and it should be noted that the standards regarding intellectual property rights in our industry are still evolving. However, we will be able to protect our proprietary rights from unauthorized use by third-parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We have tried to protect our proprietary position by filing a U.S. patent application related to PRTX-100. On July 26, 2006, the PTO issued an office action final rejection. On August 16, 2006, we met with the patent examiner and his supervisor and as a result of that meeting, the rejection was retracted. At this time, the patent remains under review by the PTO. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own may not provide any protection against competitors. Our pending patent application or those we may file in the future or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, or designed around any patents we may have issued to us. Moreover, the laws of foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent was to be disclosed to or independently developed by a competitor, our business and financial condition could be adversely affected.

If other companies claim that we infringe their proprietary technology, we may incur liability for damages or be forced to stop our development and commercialization efforts.

Competitors and other third-parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. These lawsuits can be expensive and would consume time and other resources even if unsuccessful or brought without merit. Our competitors may have sought or may seek patents that cover aspects of our technology.

We are aware that a third-party has a pending patent application for technologies generally related to ours, and more patents for similar technologies may be filed in the future. In the United States, patent applications may remain confidential after filing or publish 18 months after filing.

Owners or licensees of patents may file one or more infringement actions against us. Any such infringement action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, an adverse outcome from this type of claim could subject us to a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. Alternatively, we could be required to license disputed rights from the third party. If a court determines, or if we independently discover, that any of our products or manufacturing processes violates third-party proprietary rights, we might not be able to reengineer the product or processes to avoid those rights, or obtain a license under those rights on commercially reasonable terms, if at all.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third-parties. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put our patent application at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could negatively affect our business and financial results.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may rise.

We have relied on, and intend to rely in the future, in part, on third-party contract manufacturers to supply, store and distribute PRTX-100 and other potential products. Any products we develop may be in competition with other product candidates and products for access to these facilities. Thus, we may not be successful in contracting with third-party manufacturers, or they may not be able to manufacture these candidates and products in a cost-effective or timely manner. Additionally, our reliance on third-party manufacturers exposes us to the following risks, any of which could delay or prevent the completion of (x) our clinical trials, (y) the approval of our products by the FDA or (z) the commercialization of our products, resulting in higher costs or depriving us of potential product revenues:

•
Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. Their failure to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products. Additionally, failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

•
It may be difficult or impossible for us to find replacement manufacturers quickly on acceptable terms, or at all. For example, we have initially relied on a single contract manufacturer, Eurogentec S.A., to produce PRTX-100. Changing this manufacturer, or changing the manufacturer for any other products we develop, may be difficult. The number of potential manufacturers is limited, and changing manufacturers may require confirmation of the analytical methods of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such confirmation of the analytical methods may be costly and time-consuming.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency, and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

Eurogentec S.A. has the capacity to produce a sufficient inventory of PRTX-100 to conduct our clinical trials. If these inventories are lost or damaged, or if Eurogentec S.A. cannot produce additional inventory to complete the remaining phases of clinical trials, the clinical development of our product candidate or its submission for regulatory approval could be delayed, and our ability to commercialize this product could be impaired or precluded.

We may not be able to manufacture our products in commercial quantities, which would prevent us from marketing our products.

To date, PRTX-100 has been manufactured in enough quantities to conduct our proposed clinical trials. If this product were approved by the FDA for commercial sale, we would need to manufacture it in larger quantities. We have no manufacturing facilities at this time, and we have no experience in the commercial manufacturing of drugs and limited experience in designing drug manufacturing equipment. Thus, we would need to either develop the capability of manufacturing on a commercial scale or engage third-party manufacturers with this capability. Significant scale-up of manufacturing may require certain additional validation studies, which the FDA must review and approve. Moreover, contract manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance, as well as shortages of qualified personnel. For these reasons, a third-party manufacturer might not be able to manufacture sufficient quantities of PRTX-100 to allow us to commercialize it. If we are unable to increase the manufacturing capacity for PRTX-100, or any other product we may develop, we may experience delays in or shortages in supply when launching them commercially.

We have no experience selling, marketing or distributing our products and no internal capability to do so.

If we receive regulatory approval to commence commercial sales of PRTX-100, we will face competition with respect to commercial sales, marketing and distribution. These are areas in which we have limited experience. To market our product directly, we must develop a direct marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us. There can be no assurance that we will successfully establish sales and distribution capabilities either on our own or in collaboration with third-parties or gain market acceptance for our product. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third-parties. Those efforts may not succeed.

Competition in the pharmaceutical industry is intense; if we fail to compete effectively, our financial results will suffer.

We engage in a business characterized by extensive research efforts, rapid developments and intense competition. We cannot assure you that our products will compete successfully or that research and development by others will not render our products obsolete or uneconomical. Our failure to compete effectively would negatively affect our business, financial condition and results of operations. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price. Specifically, other factors we expect will impact our ability to compete include the relative speed with which we can develop products, complete the clinical, development and laboratory testing and regulatory approval processes and supply commercial quantities of the product to the market.

We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing PRTX-100 and any additional products we develop using our technology, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions.

Most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals than us. As well, some of our competitors have advantages over us in manufacturing and marketing pharmaceutical products. We are thus at a competitive disadvantage to those competitors who have greater capital resources and we may not be able to compete effectively.

If we are unable to retain key personnel and hire additional qualified scientific, sales and marketing, and other personnel, we may not be able to achieve our goals.

We depend on the principal members of our scientific and management staff, including Steven H. Kane, our president and chief executive officer, Victor S. Sloan, M.D., our senior vice president and chief medical officer, and Marc L. Rose, CPA, our vice president of finance, chief financial officer, treasurer and corporate secretary. The loss of any of these individuals’ services might significantly delay or prevent the achievement of research, development or business objectives and could negatively affect our business, financial condition and results of operations. We do not maintain key person life insurance on any of these individuals.

Mr. Kane, who joined us in December 2002, Dr. Sloan, who joined us in August 2005 and Mr. Rose, who joined us in November 2004, are key members of our management team and are critical to directing and managing our growth and future development. We are not aware of any present intention of any of these individuals to leave our Company.

Our success depends, in large part, on our ability to attract and retain qualified scientific and management personnel such as these individuals. We face intense competition for such personnel and consultants. We cannot assure you that we will attract and retain qualified management and scientific personnel in the future.

Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, contract manufacturing and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could reduce prospects for our success.

Risks Relating to Our Industry

Even if we obtain marketing approval, PRTX-100 will be subject to ongoing regulatory review.

If regulatory approval of PRTX-100 is granted, that approval may be subject to limitations on the indicated uses for which it may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Market acceptance of PRTX-100 will be limited if users are unable to obtain adequate reimbursement from third-party payors.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like PRTX-100, and our commercial success will depend in part on these third-party payors agreeing to reimburse patients for the costs of our product. Even if we succeed in bringing our proposed products to market, we cannot assure you that third-party payors will consider it cost-effective or provide reimbursement in whole or in part for its use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. PRTX-100 is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our product is less safe, effective or cost-effective than existing therapies or procedures. Therefore, third-party payors may not approve our product for reimbursement.

If third-party payors do not approve our product for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors’ reimbursement policies may adversely affect our ability to sell our product on a profitable basis.

Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our product, which could adversely affect our business, financial condition and results of operations.

In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after the FDA or other regulatory agencies approve PRTX-100 for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals they could negatively affect our business, financial condition and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Furthermore, product liabilities claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our product. We currently maintain a $2,000,000 general liability insurance policy and a $3,000,000 clinical liability insurance policy. We intend to expand our liability insurance coverage to any products for which we obtain marketing approval, however, such insurance may be unavailable, prohibitively expensive or may not fully cover our potential liabilities. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims or field actions, we may be unable to continue to market our products and develop new markets.

Rapid technological change could make our products obsolete.

Pharmaceutical technologies have undergone rapid and significant change. We expect that pharmaceutical technologies will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compound, product or process we develop may become obsolete before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete, which could negatively affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our common stock has experienced in the past, and may experience in the future, significant price volatility, which substantially increases the risk of loss to persons owning our common stock.

The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical and biotechnology stocks. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	rumors relating to us or our competitors;

•	litigation or public concern about the safety of our potential products;

•	our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts; and

•	FDA or international regulatory actions.

Because of the limited trading market for our common stock, and because of the significant price volatility, you may not be able to sell your shares of common stock when you desire to do so. In the fiscal year ended May 31, 2006, our stock price ranged from a high of $5.00 to a low of $2.00 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss as a result of such illiquidity and because the price for our common stock may suffer greater declines due to its price volatility.

We may be the subject of securities class action litigation due to future stock price volatility.

In the past, when the market price of a stock has been volatile, holders of that stock have periodically instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

We are registering for resale by selling stockholders up to 12,208,118 shares of our common stock. These shares represent approximately 34.7% of our total outstanding common stock assuming full exercise of the warrants issued in September 2003, May 2005, December 2005 and July 2006 and held by the selling stockholders. The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate and thus inhibit our ability to raise additional capital when it is needed.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our common stock is subject to the penny stock rules.

Our common stock is subject to Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended, which impose certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock. Additionally, our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock which disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

PREVIOUS FINANCINGS

Effective July 7, 2006, the Company entered into the following material definitive agreements:

(1)	Warrant and Common Stock Purchase Agreement dated June 30, 2006, or the 2006 Purchase Agreement among the Company and the several purchasers listed on Exhibit A thereof, or the Purchasers.

(2)	Registration Rights Agreement dated June 30, 2006 by and among, the Company, the Purchasers, and the Placement Agents (as defined below).

(3)	Warrants dated July 7, 2006 among the Company and each Purchaser and Placement Agent.

Pursuant to the 2006 Purchase Agreement, the Company commenced a financing transaction in which effective as of July 7, 2006 the Purchasers became obligated to purchase (x) 6,071,013 shares of common stock at $2.50 per share, or the 2006 Shares, for an aggregate cash consideration of $15,177,534 and (y) warrants to purchase 1,517,753 shares of common stock at an exercise price of $3.85 per share, or the 2006 Warrants. The 2006 Warrants expire on July 7, 2011 and provide for a net issue exercise feature and antidilution protection for certain equity issued below the exercise price.

The Company issued warrants, or the 2006 Comp Warrants, to purchase common stock in the aggregate amount of 531,214 shares to Griffin Securities, Inc. and Carter Securities, LLC, or the Placement Agents, as partial commission compensation in connection with the financing transactions contemplated in the Purchase Agreement. The terms of the 2006 Comp Warrants are identical to the 2006 Warrants.

Pursuant to the Registration Rights Agreement, the Company was also obligated to file a resale Registration Statement on Form SB-2 by September 29, 2006 which registered the shares and the shares issuable upon exercise of the 2006 Warrants and 2006 Comp Warrants or together the Registrable Securities, with the Securities and Exchange Commission, or SEC. In addition, the Purchasers are entitled to certain demand and piggyback registration rights. .

Included among the Purchasers were Company Directors Dinesh Patel through vSpring Capital, Peter G. Tombros, Frank M. Dougherty as well as Victor S. Sloan, MD, Senior Vice President and Chief Medical Officer.

Effective December 30, 2005, the Company entered into the following material definitive agreements:

(1)
Warrant and Common Stock Purchase Agreement dated December 22, 2005, or the December 2005 Purchase Agreement among the Company and the several purchasers listed on Exhibit A thereof, or the Purchasers.

(2)
Registration Rights Agreement dated December 22, 2005 by and among, the Company and the Purchasers, and Griffin Securities, Inc. and Mufson, Howe, Hunter and Company, LLC, or together the Placement Agents.

(3)	Warrants dated December 30, 2005 among the Company and each Purchaser and Placement Agent.

Pursuant to the December 2005 Purchase Agreement, the Company commenced a financing transaction in which effective as of December 30, 2005 the Purchasers became obligated to purchase (x) 2,595,132 shares of common stock at $2.25 per share, or the Shares, for an aggregate cash consideration of $5,839,059 and (y) warrants to purchase 648,784 shares of common stock at an exercise price of $2.99 per share, or the 2005 Warrants, for nominal consideration. The 2005 Warrants expire on December 30, 2010 and provide for a net issue exercise feature and antidilution protection for certain equity issued below the exercise price.

The Company issued warrants, or the 2005 Comp Warrants, to purchase common stock in the aggregate amount of 227,074 shares to the Placement Agents as partial commission compensation in connection with the financing transactions contemplated in the Purchase Agreement. The terms of the 2005 Comp Warrants are essentially identical to the 2005 Warrants.

Pursuant to the Registration Rights Agreement, the Company was also obligated to file a resale Registration Statement on Form SB-2 by January 29, 2006 which registered the Shares and the shares issuable upon exercise of the 2005 Warrants and 2005 Comp Warrants or together the Registrable Securities, with the Securities and Exchange Commission, or SEC.

Included among the Purchasers were Company Directors Peter G. Tombros and Frank M. Dougherty and 10% or greater stockholder and former director John E. Doherty.

On May 25, 2005, we entered into the following material definitive agreements:

(1)	Warrant and Common Stock Purchase Agreement dated May 25, 2005, or the May 2005 Purchase Agreement, among the Company and the several purchasers listed on Exhibit A thereof.

(2)	Registration Rights Agreement dated May 25, 2005 by and among the investors who were parties to the Warrant and Common Stock Purchase Agreement.

Pursuant to the May 2005 Purchase Agreement, we commenced a financing transaction in which we issued (x) 2,593,788 shares of common stock at $1.95 per share for an aggregate cash consideration of $5,057,885 and (y) warrants to purchase 786,788 shares of common stock at an exercise price of $2.25 per share for nominal consideration. These warrants expire on May 25, 2010 and provide for a net issue exercise feature and antidilution protection for certain equity issued below the exercise price. Pursuant to the purchase agreement, we may sell an aggregate of $15,000,000 of shares of common stock at $1.95 per share and corresponding warrants through June 30, 2005.

Pursuant to the Registration Rights Agreement, we were also obligated to file a resale Registration Statement on Form SB-2 by July 22, 2005 which registered the shares and the shares issuable upon exercise of the warrants with the SEC, and cause that registration statement to be declared effective by November 15, 2005. In addition, the Purchasers are entitled to certain demand and piggyback registration rights.

Included among the Purchasers was vSpring SBIC, L.P. (which we refer to as vSpring), which, as of February 21, 2005, was a beneficial holder of 55.5% of our common stock, and Steven H. Kane, our CEO, President and a Director.

On May 25, 2005, we also amended the following material definitive agreements:

(1)	2003 Common Stock Purchase Warrants dated September 18, 2003

(2)	Shareholder Agreement between the Company and various common stockholders dated September 18, 2003.

(3)	Investor Rights Agreement between the Company and various common stockholders dated September 18, 2003.

The 2003 warrants were amended to lower the exercise price from $2.40 to $2.25 per share. In addition, certain additional equity issuances were excluded from the 2003 warrants' antidilution provisions and to increase the permissible number of directors to eight.

The Shareholder Agreement was amended and restated to provide for several modifications, including the removal of Arthur Bankhurst and Donald Dean from the stock transfer restrictive provisions and the addition of Marc Rose and Thomas Stagnaro thereto.

The Investor Rights Agreement was amended to, among several modifications, exclude certain additional equity issuances from the Investor Rights Agreement's right of first refusal provisions.

On September 18, 2003, we sold 7,445,654 shares of our common stock and warrants to purchase an additional 2,605,972 shares of our common stock to institutional and individual investors for an aggregate purchase price of $12,657,599. We also issued warrants to purchase 558,423 shares of our common stock to Merriman Curhan Ford & Co., a registered broker-dealer, in connection with this financing. Each of the warrants issued in connection with this offering originally had an exercise price of $2.40 per share and expires on September 18, 2008.

Pursuant to the Investor Rights Agreement entered into by Protalex and the investors in this private placement, we had the obligation to file a registration statement on Form SB-2 with the SEC.

The Investor Rights Agreement also requires that we take all such actions as may be required under applicable law and our articles of incorporation and bylaws to cause our board of directors to consist of seven directors (this provision has been amended as discussed below). We must also include, in the slate of board nominees recommended by the board, a person designated by vSpring SBIC, L.P. Mr. Dinesh Patel currently sits on the board as a designee of vSpring. We also have the obligation to use our best efforts to cause this person to continue to be elected to the board.

USE OF PROCEEDS

This prospectus relates to shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

If all warrants issued in September 2003, May 2005 and December 2005 that are held by the selling stockholders are exercised in cash, our proceeds from the exercise of those warrants would be approximately $11.8 million. We intend to use any proceeds we receive from the exercise of those warrants for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth, for the fiscal periods indicated, the high and low sale prices for the common stock of Protalex for the last two fiscal years. Our common stock is traded on the OTCBB under the stock symbol “PRTX.” The market represented by the OTCBB is extremely limited and the price for our common stock quoted on the OTCBB is not necessarily a reliable indication of the value of our common stock. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Fiscal Year Ended May 31, 2005
First Quarter	$2.95	$2.15
Second Quarter	2.95	2.25
Third Quarter	2.95	1.95
Fourth Quarter	2.95	1.95

Fiscal Year Ended May 31, 2006
First Quarter	$2.95	$2.00
Second Quarter	3.10	2.20
Third Quarter	4.00	2.60
Fourth Quarter	5.00	2.66

Fiscal Year Ended May 31, 2007
First Quarter	$3.75	$2.01

Our common stock is subject to Rules 15g-1 through 15g-9 under the Exchange Act, which impose certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and accredited investors (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale.

As of September 25, 2006, we had 28,600,464 shares of common stock outstanding, which were held by approximately 475 stockholders of record. The transfer agent for our common stock is American Stock Transfer & Trust Company, Operations Center 6201 15th Avenue Brooklyn, NY 11219.

DIVIDEND POLICY

Our board of directors determines any payment of dividends. We have never declared or paid cash dividends on our common stock. We do not expect to authorize the payment of cash dividends on our shares of common stock in the foreseeable future. Any future decision with respect to dividends will depend on future earnings, operations, capital requirements and availability, restrictions in future financing agreements and other business and financial considerations.

BUSINESS

Overview

In September 1999, Protalex acquired a majority of the issued and outstanding shares of common stock of Enerdyne from Don Hanosh, pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Mr. Hanosh. In November 1999, Protalex merged with and into Enerdyne pursuant to a Merger Agreement and Plan of Reorganization, and Enerdyne changed its name to Protalex, Inc. After the merger, Protalex’s former stockholders held approximately 92% of the shares of our common stock, and Enerdyne’s former stockholders held approximately 8% of the shares of our common stock. On December 1, 2004, Protalex, Inc., a New Mexico corporation, consummated a merger with and into its newly-formed, wholly-owned subsidiary, Protalex Delaware, in order to reincorporate in the State of Delaware. Our authorized capital stock consists of 100,000,000 shares of $0.00001 par value common stock.

We are a development stage company engaged in developing a class of biopharmaceutical drugs for treating autoimmune and inflammatory diseases. Our lead product, PRTX-100, has demonstrated effectiveness in pre-clinical studies in regulating the immune system with persisting effects. However, the effectiveness of PRTX-100 shown in pre-clinical studies using animal models may not be predictive of the results that we will see in our clinical trials. We currently have no product on the market. We are initially targeting the autoimmune diseases idiopathic thrombocytopenic purpura, or ITP and Rheumatoid Arthritis, or RA.

ITP is an uncommon autoimmune bleeding disorder characterized by too few platelets in the blood. Affected individuals may have bruising, small purple marks on the skin called petechiae, bleeding from the gums after having dental work, nosebleeds or other bleeding that is hard to stop, and in women, heavy menstrual bleeding. Although bleeding in the brain is rare, it can be life threatening if it occurs. The affected individuals make antibodies against their own platelets leading to the platelets' destruction, which in turn leads to the abnormal bleeding.

RA is an autoimmune disease that causes the inflammation of the membrane lining multiple joints, resulting in pain, stiffness, warmth, redness and swelling. The inflamed joint lining, the synovium, can invade and damage bone and cartilage. Inflammatory cells release enzymes and cytokines that may damage bone and cartilage. The involved joint can lose its shape and alignment, resulting in pain and loss of movement. According to the National Institute of Health, scientists estimate that RA affects approximately 2.1 million Americans. According to the Merck Manual of Health & Aging, RA affects about 1% of the population worldwide.

Our bioregulatory compounds are based on the principle of normalizing the activities of immune cells at a more basic level than traditional pharmaceutical agents, which act upon the end products of complex body functions. In autoimmune disease models, PRTX-100, which is a natural compound, has reversed the pathologic process resulting in a restoration and maintenance of normal healthy tissue. We intend to bring this biotechnology to bear on a range of serious autoimmune diseases that affect millions of sufferers worldwide, for indications such as pemphigus, Graves’ disease, antiphospholipid syndrome, systemic lupus erythematosus or lupus, psoriasis, inflammatory bowel diseases such as Crohn’s disease and ulcerative colitis, insulin-dependent diabetes mellitus, and multiple sclerosis. To date, however, we have not conducted any pre-clinical trials related to the treatment of these diseases and to do so would require substantial additional capital infusions.

We are creating a class of human pharmaceuticals from organic molecules to regulate the immune system with persisting effects. We plan to bring to market our lead product, PRTX-100, a drug designed to combat the effects of ITP, RA and, potentially, other autoimmune diseases. We have completed pre-clinical studies on PRTX-100 and filed an Investigational New Drug, or IND, application with the FDA on March 4, 2005. On March 31, 2005, the FDA verbally disclosed to us that it had placed our IND on clinical hold, pending additional product characterization. On August 10, 2005, we formally replied to the FDA. On September 9, 2005, the FDA notified us that it had lifted the clinical hold on our IND and that our proposed study could proceed. We commenced with the Phase I clinical trial on December 5, 2005 and completed that Phase I clinical trial in March 2006. We anticipate that the Phase II in ITP will commence in the first quarter of calendar year 2007.

We are also broadening our intellectual property and developing our management team, facilities and operational infrastructure for commercialization of our products. Our business and laboratory operations are located in New Hope, Pennsylvania. We also outsource some of our activities to premier contract organizations and facilities. For example, we are in the process of completing the manufacturing of PRTX-100 under Current Good Manufacturing Practices, or cGMP, in quantities we believe are sufficient for the upcoming Phase II clinical trial in ITP. We also plan to contract with a third-party contract research organization to run our clinical trials in the United States and potentially in international locations.

Our in-house research includes demonstrating the efficacy of PRTX-100 in well established and characterized animal models of RA and other autoimmune diseases. For example, we have tested PRTX-100 in the murine collagen induced arthritis model, or CIA, in human RA. This is the model that was used to test the efficacy of the FDA approved drug, etanercept, or Enbrel®. PRTX-100 has also demonstrated its efficacy in an animal model of systemic lupus erythematosus. Our scientists are also investigating the mechanism of action and developing a second-generation class of compounds. Our laboratory personnel are also developing analytical methods to screen derivative compounds for bioactivity, measure drug concentrations in the blood, and measure systemic effects to be used in evaluating the efficacy and safety data in human clinical trials.

Pre-clinical safety studies for PRTX-100 have been conducted and no evidence of abnormal clinical reactions or toxicity was observed. These studies and the pre-clinical efficacy studies were the foundation for the IND application. IND-related activities included manufacturing and formulation of PRTX-100 for animal toxicity testing and for Phase I and II human clinical trials, arranging for packaging and testing, designing clinical trial protocols, and planning the clinical trials with physicians who will be investigators in the trials.

In March 2006, we completed our Phase I trial of our lead compound, PRTX-100 in humans. This Phase I trial was performed in healthy volunteers, and was designed primarily to assess the safety and tolerability of PRTX-100. The basic safety data demonstrated that PRTX-100 was safe and well tolerated. There were no deaths or serious adverse events. The pharmacokinetic profile was favorable and the pre-clinical pharmacokinetic data were confirmed by the data in this Phase I trial.

We have concluded eight prior private placements of our common stock, raising a total of $42.2 million in the aggregate and carrying us through basic research, pre-clinical and early stage clinical trials. The most recent private placement in July 2006 raised approximately $15.2 million. Since we have completed our Phase I clinical trial and have started the planning process for the Phase II clinical trial, we anticipate that we will need to raise additional capital in fiscal year 2009 to fund the ongoing FDA approval process.

As our lead product moves closer to the marketing stage, we intend to look for opportunities to enter into collaborative arrangements with larger strategic partners to market and sell our products in the United States and in foreign markets. We also intend to seek out partners who would be responsible for funding or reimbursing all or a portion of the costs of pre-clinical and/or clinical trials required to obtain regulatory approval. In return for such payments, we could grant these partners rights to market certain of our products in particular geographical regions. We are also evaluating the alternative approach of pursuing our programs independently with the intention of becoming a fully integrated biopharmaceutical company.

About Bioregulation

The immune system exists to protect the body from foreign agents such as bacteria and viruses. In a normal functioning system, a complex set of interactions results in the destruction of these outside bodies. An important aspect of this process is the ability to recognize self, or normal tissue, from non-self, or foreign agents. Autoimmune diseases such as ITP, RA and others result when this self-recognition goes awry and the immune system mistakenly identifies normal tissue as foreign. In RA, the dysregulation of the immune system causes the joint lining to form invasive tissue that degrades cartilage and bone. With the current treatments available, prevention of long-term damage in RA requires ongoing indefinite drug therapy. The vast majority of FDA approved drugs for the treatment of RA carry significant side effects such as potential infections and development of cancer. They generally target specific products of the immune response that are formed well after the system has lost its ability to self-regulate. We believe our bioregulatory compound PRTX-100 has the potential to restore normal immune response by targeting the disease at its source.

We have discovered a method of “restoring” the immune system through the use of a natural compound called PRTX-100, which has been shown to have minimal side effects at treatment dosages in animal studies. It also has been shown to work very early in the immune response to prevent the activation of lymphoid cells and the secretion of pathogenic cytokines. In the animal model specifically designed to evaluate the efficacy of anti-arthritic drugs, PRTX-100 has not only inhibited the development of inflammation, but also repaired and/or reversed the tissue damage caused by inflammatory response.

Animal Studies

Protalex’s lead candidate PRTX-100 has proven effective in two clinical standard mouse autoimmune models:

Collagen-Induced Arthritis— PRTX-100 has demonstrated reproducible efficacy in a well-established animal model of RA. Mice received two injections of collagen in order to stimulate an inflammatory response. One group was treated with various doses of PRTX-100, a second group received Enbrel®, a leading commercially available treatment for RA, and the control group was injected with vehicle saline solution. The mice were observed for clinical symptoms, joint size and loss of function. The results showed that very low doses of PRTX-100 and standard doses of Enbrel® suppressed clinical symptoms including joint swelling over the first two to three weeks of treatment, and slowed disease progression as compared with the control group. Thereafter, the PRTX-100-treated mice continued to remain disease-free whereas the mice treated with Enbrel® showed a resumption of joint inflammation and tissue damage. This response to Enbrel® was expected because the mice developed immune response to it because it is a foreign protein. Overall, these results indicate that PRTX-100 is a potential treatment for RA in humans. The data from these studies has been used to serve as a rationale for conducting clinical trials in human patients.

BXSB Mice— These animals are genetically predisposed to autoimmune diseases. This model is used to evaluate drugs for autoimmune diseases such as Lupus, Crohn’s disease and other autoimmune diseases. This genetic model more closely approximates the human condition in that it is complex, multi-factorial and usually treated by multiple drug regimens. In these studies, mice were treated with PRTX-100 and sacrificed at regular intervals. Their organs were weighed and sectioned for histological analysis and their spleens were used for immunological assays. Spleen enlargement, or splenomegaly, was significantly reduced in treated animals compared with the controls at almost every time point, demonstrating the ability of PRTX-100 to delay the onset and severity of this disease. Treatment with PRTX-100 also reduced non-specific immunoglobulin production and specific autoantibody production and restored the number and function of immune cells known as T and B lymphocytes. These results represent improvement in a whole animal setting in this complex disease syndrome.

Completed pre-clinical safety studies in animals have shown no drug-related toxicity. The studies were conducted in New Zealand white rabbits which are a very sensitive model to show any potential toxicity of immunomodulatory drugs such as PRTX-100. All of the animals in this study survived to scheduled euthanasia. No differences were observed in body weight gain or food consumption, nor in hematology, clinical chemistry, urinalysis, or organ weight data in animals treated with PRTX-100 compared with controls treated with vehicle, or the same dilutive material less PRTX-100. These study results were a crucial component of our IND application with the FDA.

We have performed additional studies in non-human primates to determine the pharmacokinetics of PRTX-100. The results of those studies have indicated more favorable dosing schedules due to longer half lives than studies obtained from rodents. Since non-human primates are more closely related to humans, we decided to perform additional toxicology studies in monkeys to establish the toxicity and starting doses in humans.

Manufacturing

We have in the past contracted the manufacturing of our lead drug substance PRTX-100 to Eurogentec S.A. in Belgium. The formulation, stability testing and packaging of the final product for clinical supplies are conducted at another reputable FDA-approved company in the United States. These companies have provided the product for both toxicological testing and clinical supplies. The drug is produced under cGMP. We believe that this entire process is scaleable to commercial production but will require additional manufacturing resources.

Markets

ITP is an uncommon autoimmune bleeding disorder characterized by too few platelets in the blood. Affected individuals may have bruising, small purple marks on the skin called petechiae, bleeding from the gums after having dental work, nosebleeds or other bleeding that is hard to stop, and in women, heavy menstrual bleeding. Although bleeding in the brain is rare, it can be life threatening if it occurs. The affected individuals make antibodies against their own platelets leading to the platelets' destruction, which in turn leads to the abnormal bleeding. According to the Platelet Disorders Support Association, approximately 200,000 individuals are affected by ITP, with women affected approximately three times as often as men. It can affect all ages and ethnic groups, and about 50% of the new cases occur in children. Current treatment includes corticosteroids and removal of the spleen. Although most cases can be controlled with therapy, the treatments can have significant side effects and there is currently no broadly effective curative therapy.

RA will continue to be a long term focus. RA was chosen as a target disease because it represents a well-defined, rapidly growing market for which most available treatments are expensive. Many patients may either not respond to existing drugs or have dose-limiting toxicities. Therefore, there remains a significant unmet need in RA. If approved, we anticipate that PRTX-100 will provide these patients with a choice of therapy that is efficacious, cost-effective, and has a highly favorable benefit-risk ratio.

RA is a serious autoimmune disorder that causes the body’s immune system to mistakenly produce antibodies that attack the lining of the joints, resulting in inflammation and pain. RA can lead to joint deformity or destruction, organ damage, disability and premature death. Navigant Consulting estimated that the RA market for 2006 would surpass $6.2 billion and estimates that it will increase to $14.8 billion by the end of 2009.

Currently, no uniformly effective treatment for RA exists. Current treatments are costly, and in most cases must be continued for decades. In contrast, we believe that bioregulator therapy such as PRTX-100 would be potentially much more cost-effective and efficacious. We anticipate that our products will potentially be used to treat patients with moderate to severe cases of RA, and particularly those individuals for whom other treatments have failed. However, the information gained in the laboratory on the mechanism of action of PRTX-100 suggests potential efficacy in a broad range of autoimmune diseases, which in total cause significant morbidity and mortality.

Another objective is the development of second-generation compounds to add to our pharmaceutical product portfolio. The characterization of the new compounds is underway and the patent application process is ongoing.

Additionally, our goal is to pursue FDA approval to treat other autoimmune diseases, where the drugs’ ability to decrease the inflammatory response will abrogate the underlying disease processes. The BXSB animal model is a generalized autoimmune model, so efficacy in pre-clinical trials shows promise in treating other autoimmune diseases. We intend to begin pre-clinical studies in autoimmune diseases other than RA during fiscal year 2007.

Competition

We believe, based on the pre-clinical trials and the result of the Phase I clinical trial, that our compound, PRTX-100, has a potential competitive advantage, as it may require lower doses and has the potential to be more convenient, safer and more efficacious than existing therapies. This potential advantage has not yet been, and may not ever be, validated in clinical trials. Current RA treatments are characterized by complex manufacturing methods and have resulted in an average annual retail cost of approximately $10,000 to $30,000 per patient, according to an article entitled “Adalimumab: The First Entirely Human Monoclonal Antibody for Rheumatoid Arthritis,” by pharmacists Alicia Mack and Jessica Neely, as well as Thompson Micromedix respectively. A number of pharmaceutical agents are currently being used, with varying degrees of success, to control the signs and symptoms of RA and slow its progression. Available treatment options include:

•	Analgesic/anti-inflammatory preparations, ranging from simple aspirin to the COX-2 inhibitors;

•	Immunosuppressive/antineoplastic drugs, including azathioprine and methotrexate;

•	TNF (Tumor Necrosis Factor) inhibitors, also known as anti-TNF therapy, currently represented by etanercept (Enbrel®), infliximab (Remicade®), and adalimumab (Humira®);

•	Soluble Interleukin-l (IL-I) Receptor Therapy, Anakinra (Kineret®).

•	Costimulatory molecule inhibitor (abatacept, Orencia® Anti CD20 therapy, rituximab (Rituxan®)

•
“Immunoadsorption Therapy,” also known as Prosorba®, now in limited use in Europe and the United States, entailing weekly sessions during which a patient’s blood is separated and passed through a molecular filter. The use of such extreme treatment modalities emphasizes the unmet need for a new treatment for patients who cannot respond to existing therapies.

Many large and small pharmaceutical companies are active in this market, with Amgen Corporation and Johnson & Johnson, Inc. dominating the market with their respective products, Enbrel® and Remicade®. According to MedAd News dated June 2006, Enbrel®, a soluble receptor construct that is administered subcutaneously, generated estimated revenue of $3.7 billion, Remicade®, a chimeric monoclonal antibody administered by intravenous infusion, generated estimated revenue of $3.5 billion in 2005, and Abbot’s Humira®, generated estimated revenue of $1.4 billion in 2005. Another recent entrant into the RA market is a less well-known product by Amgen Corporation, Anakinra (Kineret®).

Post-marketing experience has indicated an enhanced risk for serious and opportunistic infections in patients treated with TNF inhibitors. Disseminated tuberculosis due to reactivation of latent disease was also seen commonly with in clinical trials of TNF inhibitors. There is also a possibly increased risk of lymphoma in patients treated with TNF inhibitors. TNF inhibitors are not recommended in patients with demyelinating disease or with congestive heart failure. Transient neutropenia or other blood dyscrasias have been reported with Enbrel® and the other TNF inhibitors. There was also an increased risk of serious infections with rituximab therapy in clinical trials, and abatacept has also been associated with an increased risk of serious infections. Findings such as these indicate that new and safer treatments for autoimmune diseases such as RA are needed. The Company anticipates that PRTX-l00 and its other products will provide such opportunity, but there can be no assurance that such results will occur.

There are two companies that are developing thrombopietin agonists for treating ITP. GlaxoSmithKline’s drug #497115 and Amgen’s AMG 531 are both in Phase II clinical trials.

If a patent is issued under the Company’s U.S. patent application, that patent may be a potential barrier to entry that could prevent competitors from implementing the same procedures as the Company. However, the Company may be unable to protect these proprietary rights. See the risk factor titled “If we are unable to protect, obtain and maintain our proprietary rights, we may not be able to compete effectively or operate profitably” on page 5 of this prospectus.

Government Regulation

Our ongoing research and development activities, and our future manufacturing and marketing activities, are subject to extensive regulation by numerous governmental authorities, both in the United States and in other countries. In the United States, the FDA regulates the approval of our products under the authority of the Federal Food, Drug and Cosmetics Act.

In order to obtain FDA approval of our drugs, extensive pre-clinical and clinical tests must be conducted and a rigorous clearance process must be completed. Final approval by the FDA for safety and efficacy may take several years and require the expenditure of substantial resources.

Clinical studies are typically conducted in three sequential phases, although these phases may overlap. In Phase I trials, a drug is tested for safety in one or more doses in a small number of patients or volunteers. In Phase II trials, efficacy and safety are tested in up to several hundred patients. Phase III trials involve additional safety, dosage and efficacy testing in an expanded patient population at multiple test sites.

The results of the pre-clinical and clinical trials are submitted to the FDA in the form of a Biological License Application, or BLA. The approval of a BLA may take substantial time and effort. In addition, upon approval of a BLA, the FDA may require post marketing testing and surveillance of the approved product, or place other conditions on their approvals.

Sales of new drugs outside the United States are subject to foreign regulatory requirements that differ from country to country. Foreign regulatory approval of a product must generally be obtained before that product may be marketed in those countries.

We and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as current good manufacturing practices, or cGMP, and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If our facilities, or the facilities of our manufacturers or suppliers, cannot pass a preapproval plant inspection, the FDA will not approve the marketing of our product candidates. In complying with cGMP and foreign regulatory requirements, we and any of our potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that our products meet applicable specifications and other requirements.

Patents, Trademarks, and Proprietary Technology

Our success will depend on our ability to maintain trade secrets and proprietary technology in the United States and in other countries, and to obtain and maintain patents for our bioregulatory technology. We filed an initial usage patent application with the U.S. Patent and Trademark Office or PTO, in April 2002 and prosecution of this patent application is ongoing. We have also filed for foreign protection relating to this patent in Canada, Japan and the European Union. Additional patent applications relating to the manufacturing process of PRTX-100 are being pursued.

On July 26, 2006, we received an Office Action Summary (rejection) of our initial usage patent application from the United States Patent and Trademark Office or PTO. On August 16, 2006, we met with the patent examiner and his supervisor and as a result of that meeting, the rejection was retracted. At this time, the patent remains under review by the PTO.

Employees

We currently have ten full-time employees. None of our employees are represented by an organized labor union. We believe our relationship with our employees is very good, and we have never experienced an employee-related work stoppage. We will need to hire and retain highly-qualified experienced technical, management and sales personnel in order to execute our business plan, carry out product development and secure advantages over our competitors. No assurances can be given that we will be able to provide the overall compensation necessary to retain such skilled employees.

Facilities

Our office and laboratory is located in a space at 145 Union Square Drive, New Hope, Pennsylvania 18938. We lease this property pursuant to a lease agreement, which was amended in November 2005. The amended lease agreement expands the office space to include property located at 130 Union Square Drive and extended the lease termination date to January 31, 2008. Our facilities in New Hope cover approximately 5,873 square feet.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding. We are not aware of threatened legal proceedings to which any person, officer, affiliate of ours or any owner of more than 10% of our stock is an adverse party to or has a material interest adverse to us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes beginning at page F-1. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors,” “Business” and elsewhere in this document. See “Notice About Forward-Looking Statements.”

Plan of Operation

Favorable pre-clinical safety and efficacy studies for our lead compound, PRTX-100, laid the foundation for the Investigational New Drug Application or IND, for treating RA. We submitted the IND application to the FDA on March 4, 2005 and on March 31, 2005 the FDA verbally disclosed to us that it had placed our IND on clinical hold, pending additional product characterization. On August 10, 2005, we formally replied to the FDA and on September 9, 2005, the FDA notified us that it had lifted the clinical hold on our IND and that our proposed study could proceed. We commenced with the Phase I clinical trial on December 5, 2005 and completed the Phase I clinical trial in March 2006. This Phase I trial was performed in healthy volunteers, and was designed primarily to assess the safety and tolerability of PRTX-100. The basic safety data demonstrated that PRTX-100 was safe and well tolerated. There were no deaths or serious adverse events. The pharmacokinetic profile was favorable and the pre-clinical pharmacokinetic data were confirmed by the data in this Phase I trial.

We anticipate commencing with our Phase II in ITP in the first quarter of calendar year 2007. We also expect that other clinical trial-related activities will occur during the next 12 months, including arranging for packaging and testing, designing clinical trial protocols and completing additional toxicology studies utilizing our manufactured drug. Additionally, we intend to conduct research and pre-clinical activities with PRTX-100 and other compounds in pemphigus, Graves’ disease and other autoimmune indications.

In the area of intellectual property and derivative drug development, our patent application was filed in April 2002 and subsequently, we have had ongoing discussions with the PTO. Additionally, patent applications relating to the manufacturing process of PRTX-100 and new compounds are currently in process.

Staffing plans for fiscal 2007 include hiring additional clinical and laboratory support personnel. Continued growth in staffing is anticipated in our business plan, and specialized staffing requirements in the areas of scientific and FDA regulatory affairs will call for competitive salaries to attract and retain qualified personnel.

In the third fiscal quarter of 2006, we completed the expansion of our current facility in New Hope, PA. Additional expansion of laboratory space is anticipated with our further growth.

Research and Development Expenses - Research and development expenses increased from $3,519,910 in 2005 to $3,840,400 in 2006. The increase of $330,490 or 9% was due to increased clinical personnel, along with activity related to an outside contract research organization for the Phase I clinical trial, on-going product manufacturing and product qualification related costs.

Administrative Expenses - Administrative expenses increased from $1,457,694 in 2005 to $2,175,223 in 2006. The increase of $717,529 or 49% was due primarily to personnel salary and wage increases, and stock based compensation, which is used to attract and reward qualified employees, consultants and board members.

Professional Fees - Professional fees decreased from $714,665 in 2005 to $435,289 in 2006. The decrease of $279,376 or 39% was due to decreased costs in the areas of legal, audit, tax, and employee recruitment. In fiscal 2005, significant legal and audit fees were incurred in connection with the filing of the Company’s Post-Effective Amendment to Registration Statement on Form SB-2 related to its September 2003 offering.

Liquidity and Capital Resources

Since 1999, we have incurred significant losses, and we expect to experience operating losses and negative cash flow for the foreseeable future. Our primary source of cash to meet short-term and long-term liquidity needs is the sale of shares of our common stock. We issue shares in private placements at a discount to the current market price, as such the resale of privately-placed shares are restricted under the Securities Act, which reduces their liquidity and, accordingly, their value as compared to freely-tradable shares on the open market.

On September 18, 2003, we raised $12,657,599 through the sale of 7,445,654 shares of our common stock at $1.70 per share, with warrants to purchase an additional 3,164,395 shares of our common stock, at an exercise price of $2.40 per share. The warrants expire on September 18, 2008. Net of transaction costs of $1,301,536, our proceeds were $11,356,063.

On May 25, 2005, we raised $5,057,885 through the sale of 2,593,788 shares of our common stock at $1.95 per share, with warrants to purchase an additional 920,121 shares of our common stock, at an exercise price of $2.25 per share. The warrants expire on May 25, 2010. As part of this transaction, the exercise price for the warrants from the September 2003 transaction were lowered from $2.40 per share to $2.25 per share. Net of transaction costs of $206,692, our proceeds were $4,851,193.

On December 30, 2005, we raised $5,839,059 through the sale of 2,595,132 shares of our common stock at $2.25 per share, with warrants to purchase an additional 648,784 shares of our common stock, at an exercise price of $2.99 per share. The warrants expire on December 30, 2010. Net of transaction costs of $328,092, our proceeds were $5,510,967.

In the fourth fiscal quarter of 2006, existing investors exercised 351,598 warrants which resulted in $786,538 in cash proceeds.

On July 7, 2006, we raised $15,177,534 through the sale of 6,071,013 shares of our common stock at $2.50 per share, with warrants to purchase an additional 1,517,753 shares of our common stock, at an exercise price of $3.85 per share. The warrants expire on July 7, 2011. Net of transaction costs of $840,282, our proceeds were $14,337,252.

As of May 31, 2006, our net working capital was $9,174,737 and our total cash and cash equivalents were $9,992,545. We have no significant payments due on long-term obligations, and other demands or commitments to be incurred beyond the next 12 months. However, we anticipate entering into significant contracts to perform product manufacturing and clinical trials in fiscal year 2007 that will potentially extend into future fiscal years. We anticipate investing approximately $400,000 in laboratory equipment in the first half of fiscal year 2007. With the completion of the $15.2 million financing transaction in July 2006, we anticipate that we will need to raise additional capital in fiscal year 2009 to fund the ongoing FDA approval process. If we are unable to obtain approval of our future IND applications or otherwise advance in the FDA approval process, our ability to sustain our operations would be significantly jeopardized.

Off Balance Sheet Arrangements

We have entered into the following off-balance sheet arrangements:

•
Employee Agreements-Officers. To attract and retain qualified management personnel, we have entered into employment agreements with three executive officers: Steven H. Kane, president and chief executive officer, Victor S. Sloan, MD, senior vice president and chief medical officer, and Marc L. Rose, CPA, vice president of finance, chief financial officer, treasurer and corporate secretary.

•
Directors Agreements. To attract and retain qualified candidates to serve on the board of directors, we have entered into agreements with G. Kirk Raab, Chairman of the Board, Carleton A. Holstrom, Chairman of the Audit Committee, Eugene A. Bauer, MD and Peter G. Tombros, under which Messrs. Raab, Holstrom, Dr. Bauer and Mr. Tombros receive aggregate annual cash payments aggregating $150,000, $20,000, $20,000 and $20,000, respectively, as directors’ fees.

•
Operating Lease - Office Space. We have entered into a three year operating lease in New Hope, PA for 3,731 square feet of office and laboratory space. The lease commenced on January 9, 2004 and was originally to expire on February 28, 2007. On November 18, 2005, the company modified the existing lease which added an additional 2,147 square feet and extended the lease term to January 31, 2008.

•	Operating Lease - Copier. We have entered into a sixty-three month operating lease for a multi-function copier. The lease commenced on December 16, 2004 and will expire on March 16, 2010.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Employment Agreements-Officers	$1,001,320	$1,001,320	$0	$0	$0
Directors Agreements	210,000	210,000	0	0	0
Operating Lease – Office Space	298,540	116,229	182,311	0	0
Operating Lease – Copier	11,454	1,743	8,964	747	0
Total	$1,521,314	$1,329,292	$191,275	$747	$0

Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Note B to the May 31, 2006 audited financial statements describes the significant accounting policies and methods used in the preparation of our financial statements.

We have identified the policies below as some of the more critical to our business and the understanding of our financial position and results of operations. These policies may involve a high degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. Although we believe our judgments and estimates are appropriate and correct, actual future results may differ from estimates. If different assumptions or conditions were to prevail, the results could be materially different from these reported results. The impact and any associated risks related to these policies on our business operations are discussed throughout this report where such policies affect our reported and expected financial results.

Use of Estimates

The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. These estimates have a material impact on our financial statements and are discussed in detail throughout this report.

As part of the process of preparing our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination was made.

Significant management judgment is required in determining the valuation allowance recorded against net deferred tax assets, which primarily consist of net operating loss carry-forwards. We have recorded a full valuation allowance of $7,388,000 as of May 31, 2006, due to uncertainties related to our ability to utilize such net operating loss carry-forwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable, if at all.

MANAGEMENT

The following table sets forth certain information with respect to each of our directors and executive officers as of September 25, 2006:

Name	Age	Position and Offices Held with the Company
G. Kirk Raab(1)(2)	71	Chairman of the Board
Steven H. Kane(1)	54	President, Chief Executive Officer and Director
Victor S. Sloan M.D.	47	Senior Vice President and Chief Medical Officer
Marc L. Rose, CPA	41	Vice President of Finance, Chief Financial Officer, Treasurer and Corporate Secretary
Dinesh Patel, Ph.D.(3)	56	Director
Frank M. Dougherty(1)(2)	58	Director
Carleton A. Holstrom(3)	71	Director
Thomas P. Stagnaro(3)	63	Director
Eugene A. Bauer, M.D.(2)	64	Director
Peter G. Tombros	63	Director

(1) Member of the Nominating Committee.

(2) Member of Compensation Committee.

(3) Member of the Audit Committee.

Set forth below is biographical information for each of the above:

G. Kirk Raab has served on the Company’s Board of Directors since August 2003. Mr. Raab is also the Chairman of the Board. Mr. Raab currently sits on the Boards and serves as Chairman of Applied Imaging Inc., TransOral Pharmaceuticals and BiPar Sciences, Inc. Mr. Raab is a member of the Board of Directors of Connetics Corporation, and Velos Medical Informatics, Inc. Connetics and Applied Imaging are publicly traded companies. Mr. Raab also serves on the board of The National Foundation for Science and Technology Medals. From February 1990 to July 1995, Mr. Raab served as the President and Chief Executive Officer of Genentech. He originally joined Genentech in February 1985, as President and Chief Operating Officer. Prior to joining Genentech, Mr. Raab worked for Abbott Laboratories for 10 years, most recently as President, Chief Operating Officer and a director. Mr. Raab served as the first Chairman of the Biotechnology Industry Organization and the California Health Care Institute. Mr. Raab graduated from Colgate University in 1959, and is a Trustee Emeritus. He is a former trustee of KQED, the San Francisco Ballet, the San Francisco Symphony, UCSF Foundation and Golden Gate Planned Parenthood.

Steven H. Kane has served on the Company’s Board of Directors since December 2002. He is currently the President and Chief Executive Officer of the Company. He has over 25 years experience in the health care industry. Most recently, he was Vice President of North American Sales & Field Operations for Aspect Medical. While at Aspect, he helped guide the company to a successful initial public offering in January 2000. Prior to Aspect, Mr. Kane was Eastern Area Vice President for Pyxis Corporation, where he was instrumental in positioning the company for its successful initial public offering in 1992. Pyxis later was acquired by Cardinal Health for $1 billion. Prior to that Mr. Kane worked in sales management with Eli-Lilly and Becton Dickinson.

Victor S. Sloan, M.D. has served as the Senior Vice President and Chief Medical Officer of Protalex since August 2005. Prior to joining Protalex, Dr. Sloan was Senior Director and Disease Area Section Head, Arthritis at Novartis Pharmaceuticals Corporation from 1998 to 2005. While at Novartis, Dr. Sloan oversaw numerous clinical trials ranging from proof of concept through Phase III, as well as several regulatory submissions in arthritis. Additionally, he worked closely with research and clinical development teams in conducting due diligence of potential in-licensed compounds. In addition to his industry experience, Dr. Sloan holds an appointment as Clinical Associate Professor of Medicine, Robert Wood Johnson Medical School, and serves on the Board of Directors of both the Arthritis Foundation, NJ Chapter, and the Lupus Foundation of America, NJ Chapter. Dr. Sloan is a board certified rheumatologist with extensive experience in designing and managing all phases of the clinical trial process. Dr. Sloan received his A.B. from University of Chicago, M.D. from New York Medical College and attended the Belfer Institute for Advanced Biomedical Studies, Albert Einstein College of Medicine.

Marc L. Rose, CPA, has served as the Company’s Vice President of Finance, Chief Financial Officer and Treasurer since November 2004 and in April 2005 Mr. Rose was elected Corporate Secretary. From March 2001 to November 2004, Mr. Rose served as Vice President and Chief Financial Officer of the DentalEZ Group, a privately held manufacturer of dental equipment and dental handpieces located in Malvern, PA. From January 1998 to March 2001, Mr. Rose was Practice Manager of Oracle Consulting Services for Oracle Corporation responsible for designing and implementing Oracle financial and project applications. From September 1990 to January 1998, Mr. Rose held several positions with the controllership organization of Waste Management, Inc and from June 1988 to September 1990, was an auditor with Ernst & Young in Philadelphia. Mr. Rose is a Certified Public Accountant in the Commonwealth of Pennsylvania and received his BA in Accounting/Finance from Drexel University.

Dinesh Patel, Ph.D., has served on the Company’s Board of Directors since September 2003. Dr. Patel is a Managing Director and Founding Partner of vSpring Capital, an early stage venture capital fund with $125 million under management. Dr. Patel is also the Founder, Chairman, President & CEO of Ashni Naturaceuticals, Inc. a company that specializes in the research, development and marketing of clinically tested and patent-protected naturaceutical products. In 1999, Dr. Patel co-founded and was the Chairman of Salus Therapeutics, Inc., a biotechnology company focused on the research and development of nucleic acid-based therapeutics, including antisense and gene therapy drugs. In August 2003 publicly traded Genta, Inc acquired Salus for $30 million. From 1985 through 1999, Dr. Patel served as Co-founder, Chairman of the Board of Directors, President & CEO, of Thera Tech, Inc., a Salt Lake City, Utah based company, that has been a pioneer in the development and manufacture of innovative drug delivery products. Under Dr. Patel’s guidance, TheraTech established strategic alliances with major pharmaceutical companies including Eli Lilly, Pfizer, Proctor & Gamble, Roche, and SmithKline Beecham. TheraTech went public in 1992 and became profitable in 1997. In January 1999, TheraTech was acquired for approximately $350 million by Watson Pharmaceuticals, a California based company. Dr. Patel has been the recipient of numerous awards, including the US Small Business Administration’s Business Achiever Award, and Scientific and Technology Award from the State of Utah and Entrepreneur of the Year Award from Mountain West Venture Group. Dr. Patel received his bachelor’s degree in Pharmacy at Gujarat University located in Ahmedabad, Gujarat, India. He received a master’s degree from the Philadelphia College of Pharmacy and his Ph.D. in Physical Pharmacy from the University of Michigan. Dr. Patel is active in the Indian and local community serving on several boards and as an active donor for various charitable causes.

Frank M. Dougherty has served on the Company’s Board of Directors since September 2001, and served as the Company’s Corporate Secretary from June 21, 2002 to December 16, 2002. From January 22, 2004 to April 13, 2005, Mr. Dougherty served as the Corporate Secretary and Treasurer of the Company. Mr. Dougherty is a practicing attorney and founder and owner of Frank M. Dougherty P.C., a law firm in Albuquerque, New Mexico. Mr. Dougherty has practiced law since 1982, and founded his current law firm in November 2001. Prior to becoming a lawyer, Mr. Dougherty practiced as a CPA in Santa Fe, New Mexico. Mr. Dougherty has an undergraduate degree in economics from the University of Colorado, a graduate degree in accounting from the University of Arizona and a law degree from Texas Tech University.

Carleton A. Holstrom has served on the Company’s Board of Directors since September 2004. From 1977 through 1987, Mr. Holstrom was the Chief Financial Officer of Bear, Stearns & Co. and its successor, the Bear Stearns Companies, Inc., and from 1987 to the present, he has been a Managing Director Emeritus. From 1996 to 1997, Mr. Holstrom was the Chief Financial Officer of Scientific Learning Corporation. From 1983 to the present, Mr. Holstrom has served on the Board of Directors of Custodial Trust Company of Princeton, New Jersey, and from 1995 to the present with Scientific Learning Corporation of Oakland, California. From 1989 through 1995, Mr. Holstrom served on the Board of Governors of Rutgers University and was the Chair of the Board of Governors from 1994 through 1995. From 1983 through 1985, Mr. Holstrom served on the Board of Trustees of Rutgers University and was the Chair of that Board from 1998 through 1999. From 1995 through the present date, he has been an Emeritus Member of the Rutgers University Board of Trustees. From 1997 through 2000, Mr. Holstrom served on the Rutgers University Foundation Board of Overseers. He was the Chair of the Board of Overseers from 1979 through 1981. From 2000 to the present, he has served on the Rutgers University Foundation Board of Overseers in an emeritus capacity. From 1994 through 2005, Mr. Holstrom has served on the University of Wisconsin at Madison College of Letters and Sciences Board of Overseers. From 1989 through the present, he served on the University of Wisconsin Foundation Board of Directors and was the Vice Chair of that Foundation from 2000 through 2003.

Thomas P. Stagnaro has served on the Company’s Board of Directors since July 2002. He is President and Chief Executive Officer of Americas Biotech Distributor, which he founded in June 2004. Previously, Mr. Stagnaro was President and Chief Executive Officer of Agile Therapeutics, a private company focused on developing women's healthcare products from September 2000 to August 2004. Mr. Stagnaro also serves as a director on the board of INKINE Pharmaceutical and Life Science Research Organization. Mr. Stagnaro formerly was President and Chief Executive Officer of 3-Dimensional Pharmaceuticals and Univax Biologics. Mr. Stagnaro began his career with Searle Laboratories and held increasingly important positions during his 30 years in the pharmaceutical industry. Mr. Stagnaro has raised over $200 million for three development stage companies and took Univax Biologics public in 1972. Mr. Stagnaro holds three patents and has published numerous articles.

Eugene A. Bauer, M.D. has served on the Company’s Board of Directors since February 2005. Dr, Bauer is Chief Executive Officer and board member of Neosil Incorporated, a privately held biotechnology company. From 2002 to 2004 Dr. Bauer was a Senior Client Partner with Korn/ Ferry International. Dr. Bauer served as Vice President for the Stanford University Medical Center from 1997 to 2001, and as Dean of the Stanford University School of Medicine from 1995 through 2001. Dr. Bauer was a founder of Connetics and serves as an Emeritus Director of Connetics Corp. Since 1988 he has been Professor, Department of Dermatology, Stanford University School of Medicine, and was Chief of the Dermatology Service at Stanford University Hospital from 1988 to 1995. From 1982 to 1988, he was a professor at Washington University School of Medicine. Dr. Bauer has served as Chairman of two National Institutes of Health study sections of the National Institute of Arthritis and Musculoskeletal and Skin Diseases and has served on a board of scientific counselors for the National Cancer Institute. Dr. Bauer also serves as a director of Peplin LTD, an Australian public corporation and a director of Echo Healthcare Acquisition Corp, a publicly held SPAC and a non-profit Dermatological Organization. Dr. Bauer holds B.S. and M.D. degrees from Northwestern University.

Peter G. Tombros has served on the Company’s Board of Directors since November 2005. Mr. Tombros has served as the Chairman of the Board of Alpharma, Inc. since March 2006. Commencing in 2005, Mr.Tombros has been the Professor and Executive in Residence in the Eberly College of Science BS/MBA Program at Pennsylvania State University. From 2001 to 2005, Mr. Tombros served as Chief Executive Officer of VivoQuest, Inc., a private biopharmaceutical company and the former Director, President and Chief Executive Officer of Enzon, Inc., a developer and marketer of bio-pharmaceutical products, from April 1994 to June 2001. Mr. Tombros served in a variety of senior management positions at Pfizer, Inc., the pharmaceutical company, for 25 years, including Vice President of Marketing, Senior Vice President and General Manager of the Roerig Pharmaceuticals Division, Executive Vice President of Pfizer Pharmaceuticals Division, Director, Pfizer Pharmaceuticals Division, Vice President-Corporate Strategic Planning, and Vice President-Corporate Officer of Pfizer, Inc. Mr.Tombros has serves as a Director of NPS Pharmaceuticals, Inc., a biotechnology company, Cambrex Corp., a supplier of human health and bioscience products to the life sciences industry, and Dendrite International, Inc., a provider of sales, marketing, clinical and compliance solutions to the life sciences and pharmaceutical industries.

Executive Compensation

Our compensation and benefits program is designed to attract, retain and motivate employees to operate and manage us for the best interests of our constituents. Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for our goals and achievements. The compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance, and a stock option program.

The following table sets forth the compensation we paid for services rendered in all capacities during the last three fiscal years to our Chief Executive Officer and our other highly compensated executive officers who served as such at the end of the fiscal year ended May 31, 2006. In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to our salaried employees.

SUMMARY COMPENSATION TABLE

			Annual Compensation
Name & Principal Position	Year		Salary $	Bonus $	All Other Compensation		Restricted Stock Awards $
Steven H. Kane, President,	2006		$356,250	$100,000	$0		$0
Chief Executive Officer, and Director	2005		$281,350	$0	$0		$0
	2004		$179,165	$176,576	$0		$20,835	(1)

Victor S. Sloan, MD, Senior Vice President and Chief Medical Officer	2006	(2)	$205,500	$0	$0		$100,000

Marc L. Rose., Vice President and Chief	2006		$180,203	$0	$0		$0
Financial Officer, Treasurer and Corporate	2005	(3)	$89,818	$0	$0		$38,250
Secretary

Hector W. Alila, former Senior Vice	2006	(4)	$130,000	$0	$65,000	(4)	$0
President, Drug Development	2005		$180,417	$0	$0		$0
	2004		$42,500	$0	$0		$107,500

(1)
Mr. Kane received 41,668 shares of restricted stock from December 16, 2002 through May 31, 2003. The value of this restricted stock received by Mr. Kane was computed using the closing price of Protalex’s common stock on May 31, 2003, which was $2.25. Mr. Kane received 8,334 shares of restricted stock on June 15, 2003. The value of this stock was also computed using the closing price of Protalex’s common stock on May 31, 2003.

(2)	Dr. Sloan was hired as the Company’s Senior Vice President and Chief Medical Officer effective as of August 23, 2005. Prior to that date, he was not employed, in any capacity, by the Company.

(3)
Mr. Rose was hired as the Company’s Vice President, Chief Financial Officer, Treasurer and Corporate Secretary effective as of November 15, 2004. Prior to that date, he was not employed, in any capacity, by the Company.

(4)	Dr. Alila ceased to be employed by the Company on January 31, 2006, and was paid $65,000 in severance payments through May 31, 2006.

Option Grants in the Fiscal Year Ended May 31, 2006

The following table sets forth information concerning the stock options granted to each person named in the above “Summary Compensation Table” during our fiscal year ended May 31, 2006, and the exercise price of all such options:

OPTION/SAR GRANTS IN LAST FISCAL YEAR
INDIVIDUAL GRANTS

	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Share)	Market Price on Date of Grant
Steven H. Kane	25,000	3%	$2.65	$2.65
Victor S. Sloan	296,407	33%	$2.50	$2.50
Marc L. Rose	43,571	5%	$2.85	$2.85
Hector W. Alila (1)	115,000	13%	$2.90	$2.90

(1) Dr. Alila ceased to be employed by the Company on January 31, 2006, and was granted 115,000 fully vested options to purchase common stock in connection with his severance agreement.

AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED MAY 31, 2006 AND YEAR END OPTION VALUES.

The following table sets forth information concerning the exercise of stock options by each person named in the “Summary Compensation Table” during our fiscal year ended May 31, 2006, and the value of all exercisable and unexercisable options at May 31, 2006:

	Number of Securities Underlying Unexercised Options at Year End		Value of Unexercised In The Money Options at Year End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven H. Kane	1,025,846	212,396	$1,794,358	$298,551
Victor S. Sloan	70,363	226,044	$57,245	$195,419
Marc L. Rose	42,825	100,746	$34,945	$74,698
Hector W. Alila (1)	115,000	0	$57,500	$0

(1) Dr. Alila ceased to be employed by the Company on January 31, 2006, and was granted 115,000 fully vested options to purchase common stock in connection with his severance agreement.

The values of unexercised in-the-money options at year-end in the table above were determined based on the fair market value as of May 31, 2006 minus the per share exercise price multiplied by the number of shares.

Employment Agreements

Effective as of September 25, 2005, we have an employment agreement with our current President and Chief Executive Officer, Steven H. Kane. Effective January 1, 2006, Mr. Kane is paid at a rate of $33,333 per month. Mr. Kane is eligible to participate in the Company's annual executive bonus plan, as well as in any life, health, accident, disability, or hospitalization insurance plans, pension plans, or retirement plans as the Company's Board of Directors makes available to the Company's executives as a group. Either the Company or Mr. Kane can terminate Mr. Kane's employment at any time, with or without cause, upon notice. If the Company terminates Mr. Kane without cause, Protalex will continue to pay Mr. Kane his monthly salary for a period of 18 months and will accelerate vesting of any of Mr. Kane's outstanding unvested options that would have vested over the next 18 months. During Mr. Kane's employment and for two (2) years thereafter, Mr. Kane must obtain Protalex's prior written approval before soliciting, inducing or attempting to persuade any employee or independent contractor of Protalex to terminate their relationship with Protalex to work for any other person or entity.

Effective August 23, 2005, we entered into a letter agreement with Victor S. Sloan, M.D., which provides for a grant of options to acquire 250,000 shares of our common stock. These options are subject to the Company’s 2003 Stock Option Plan, as amended, vest over four years at a rate of 1/48 per month starting on February 23, 2006, retroactive to August 23, 2005 and have a 10-year term. The letter agreement also provides for an award of 40,000 restricted shares of our common stock. Dr. Sloan is eligible to participate in our annual executive bonus plan, as well as in any life, health, accident, disability, or hospitalization insurance plans, pension plans, or retirement plans as our board of directors makes available to our executives as a group. Effective January 1, 2006, Dr. Sloan is paid at a rate of $23,333 per month. Either the Company or Dr. Sloan can terminate Dr. Sloan's employment at any time, with or without cause, upon notice. If the Company terminates Dr. Sloan without cause, he is entitled to one lump sum payment equal to his annual base salary at the time of such termination

Effective as of November 15, 2004, we entered into a letter agreement with Marc L. Rose, which provides for a grant of options to acquire 100,000 shares of our common stock. These options are subject to the Company’s 2003 Stock Option Plan, as amended, vest over four years at a rate of 1/48 per month starting on May 15, 2005, retroactive to November 15, 2004 and have a 10-year term. The letter agreement also provides for an award of 15,000 restricted shares of our common stock. Mr. Rose is eligible to participate in our annual executive bonus plan, as well as in any life, health, accident, disability, or hospitalization insurance plans, pension plans, or retirement plans as our board of directors makes available to our executives as a group. Effective January 1, 2006, Mr. Rose is paid at a rate of $16,667 per month. The agreement also provides for payment to Mr. Rose of up to 12 payments equal to his monthly base salary in the event Mr. Rose is terminated without cause

Director Compensation

Directors received stock-based compensation for their services as directors during the fiscal year ended May 31, 2006. We issued 275,000 stock options to directors during such fiscal year, at exercise prices ranging from $2.65 to $2.75 per share based on the closing price of our Common Stock on the date of issuance. In addition we have an agreement with G. Kirk Raab, the Chairman of the Board, Carleton A. Holstrom, Chairman of the Audit Committee, Eugene A. Bauer, M.D. and Peter G. Tombros, to make aggregate annual cash payments to each aggregating $150,000, $20,000, $20,000 and $20,000, respectively, as directors’ fees payable as disclosed below. Directors do not receive separate meeting fees, but are reimbursed for out-of-pocket expenses. We do not provide a retirement plan for our non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

During the years ended May 31, 2006 and May 31, 2005, the Company incurred $68,607 and $12,098 respectively, of expenses related to air travel to a partnership principally owned by the Chief Executive Officer of the Company.

During the years ended May 31, 2006 and May 31, 2005, the Company incurred $0 and $12,515 respectively, of expenses related to legal services to a firm which employs one of the Company’s board members.

The Company has an agreement with its Chairman to pay $12,500 per month as a director fee. During the years ended May 31, 2006 and May 31, 2005, the Company incurred $150,000 in each year respectively for this director’s fee.

The Company has an agreement with Carleton A. Holstrom, Eugene A. Bauer, MD and Peter G. Tombros to pay each $1,667 per month payable on a quarterly basis in arrears as a director fee. During the years ended May 31, 2006 and May 31, 2005, the Company incurred $48,335 and $16,667 respectively for these directors’ fees. As of May 31, 2006, $3,333, is included within Accounts Payable and was subsequently paid on July 15, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth in the following table is the beneficial ownership of common stock as of July 24, 2006, for our directors, the named executive officers listed in the Summary Compensation Table, our directors and executive officers as a group and each person or entity known by us to beneficially own more than five percent of the outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock issuable currently or within 60 days of July 24, 2006, upon exercise of options or warrants held by that person or group is deemed outstanding. These shares, however, are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage ownership is based on 28,490,964 shares of common stock outstanding as of July 24, 2006, together with applicable options and warrants for each stockholder. Unless otherwise indicated, the address of each person listed below is in the care of Protalex, Inc., 145 Union Square Drive, New Hope, PA 18938.

	Shares Beneficially Owned
Name and Title	Number	Percent
G. Kirk Raab, Chairman of the Board and Director	573,521 (1)	2.0%
Steven H. Kane, President and Director	1,243,538 (2)	4.2%
Victor S. Sloan, M.D., Senior Vice President and Chief Medical Officer	149,981 (3)	*
Marc L. Rose, CPA, Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	74,315 (4)	*
Hector W. Alila, former Senior Vice President, Drug Development	165,000 (5)	*
Peter G. Tombros, Director	150,000 (6)	*
Frank M. Dougherty, Director	450,581 (7)	1.6%
Carleton A. Holstrom, Director	125,000 (8)	*
Eugene A. Bauer, M.D., Director	125,000 (9)	*
Thomas Stagnaro, Director	281,875 (10)	1.0%
John E. Doherty, Former Director	3,101,549 (11)	10.8%
Dinesh Patel, Ph.D., Director	4,433,002 (12)	14.9%
vSpring SBIC, L.P. Attn: Dinesh Patel 2795 E. Cottonwood Pkwy, Suite 360 Salt Lake City, UT 84121	4,433,002 (13)	14.9%
LB I Group 399 Park Avenue 9th Floor New York, NY 10022	1,600,000 (14)	5.6%(14)
All officers and directors as a group (10 persons)	7,606,813 (15)	25.2%
*Indicates less than 1%.

(1)	Includes options to purchase 573,521 shares of our common stock exercisable within 60 days of September 25, 2006.

(2)	Includes options to purchase 1,160,117 shares of our common stock and warrants to purchase 7,778 shares of our common stock exercisable within 60 days of September 25, 2006.

(3)	Includes options to purchase 105,261 shares of our common stock and warrants to purchase 944 shares of our common stock exercisable within 60 days of September 25, 2006.

(4)	Includes options to purchase 59,315 shares of our common stock exercisable within 60 days of September 25, 2006.

(5)	Includes options to purchase 115,000 shares of our common stock exercisable within 60 days of September 25, 2006. Dr. Alila ceased to be employed by the Company on January 31, 2006.

(6)	Includes options to purchase 100,000 shares of our common stock and warrants to purchase 10,000 shares of our common stock exercisable within 60 days of September 25, 2006.

(7)	Includes options to purchase 90,000 shares of our common stock and warrants to purchase 3,778 shares of our common stock exercisable within 60 days of September 25, 2006.

(8)	Includes options to purchase 125,000 shares of our common stock exercisable within 60 days of September 25, 2006.

(9)	Includes options to purchase 125,000 shares of our common stock exercisable within 60 days of September 25, 2006.

(10)	Includes options to purchase 277,875 shares of our common stock exercisable within 60 days of September 25, 2006.

(11)	Includes options to purchase 10,000 shares of our common stock and warrants to purchase 27,778 shares of our common stock exercisable within 60 days of September 25, 2006

(12)	Includes warrants to purchase 1,097,255 shares of our common stock exercisable within 60 days of September 25, 2006.

(13)	Includes warrants to purchase 1,097,255 shares of our common stock exercisable within 60 days of September 25, 2006.

(14)
Excludes 400,000 shares of common stock issuable upon exercise of warrants, because the terms of the warrant contain a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding common stock.

(15)	Includes options to purchase 455,261 shares of our common stock and warrants to purchase 1,108,199 shares of our common stock exercisable within 60 days of September 25, 2006.

DESCRIPTION OF SECURITIES

The following description of our common stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed with the SEC.

On December 1, 2004, Protalex, Inc., a New Mexico corporation, consummated a merger with and into its newly-formed, wholly-owned subsidiary, Protalex Delaware in order to reincorporate in the State of Delaware. Our authorized capital stock consists of 100,000,000 shares of $0.00001 par value common stock, of which 28,600,464 shares were issued and outstanding as of September 25, 2006. We have reserved 10,445,005 shares of common stock for issuance pursuant to outstanding options and warrants, including 3,843,625 shares reserved for issuance under existing stock option agreements and our 2003 Stock Option Plan, as amended. Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights under our Certificate of Incorporation exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Protalex, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The General Corporation Law of the State of Delaware and our bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities. In general, our directors and officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our articles of incorporation.

We maintain directors and officers liability insurance with an aggregate coverage limit of $5,000,000.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders may pledge their shares of common stock to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Each selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, but excluding brokerage commissions or underwriter discounts. We and the selling stockholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

The selling stockholders who participated in the December 2005 financing transaction purchased an aggregate of 2,595,132 shares of common stock in a private placement offering under Section 4(2) and Section 506 of Regulation D under the Securities Act. The selling stockholders also received warrants to purchase an aggregate of 875,858 shares of common stock upon exercise of warrants. The warrants have an exercise price of $2.99 per share.

The selling stockholders who participated in the May 2005 financing transaction purchased an aggregate of 2,593,788 shares of common stock in a private placement offering under Section 4(2) and Section 506 of Regulation D under the Securities Act. The selling stockholders also received warrants to purchase an aggregate of 920,121 shares of common stock upon exercise of warrants. The warrants have an exercise price of $2.25 per share.

The selling stockholders who participated in the September 2003 financing transaction purchased an aggregate of 2,058,824 shares of common stock in a private placement offering under Section 4(2) and Section 506 of Regulation D under the Securities Act. The selling stockholders also received warrants to purchase an aggregate of 3,164,395 shares of common stock upon exercise of warrants. The warrants, as amended, have an exercise price of $2.25 per share.

We have registered for resale the shares sold in the private placement and issuable on exercise of the warrants to permit the selling stockholders and transferees to resell the shares when they deem appropriate. Except with respect to current directors Dinesh Patel through vSpring Capital, Frank M. Dougherty, and Peter G. Tombros (as to each of which additional information is provided previously under the section of this prospectus entitled “Security Ownership of Certain Beneficial Owners and Management”), certain non-executive officer employees noted in the footnotes to the selling shareholder table below, and John E. Doherty, who served as a member of the Company’s Board of Directors from September 1999 to September 2005 and as the Company’s President and Chief Executive Officer from September 1999 to December 2002 and William Hitchcock, who served as our Chairman of the Board from September 2001 to September 2003, none of the selling stockholders or their respective affiliates has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessor or affiliates, nor is in a position where it should be able to control us.

Twenty Two selling shareholders have affiliations with broker-dealers as follows:

• Joseph R. Hardiman is a director and shareholder of Brown Advisory & Trust Co., which is an affiliate of Brown Advisory Securities, a member of the NASD.

• Two members of Robert A. Mackie’s immediate family work for members of the NASD.

• The managing member of Catalysis Partners, LLC is a registered representative of Strome Securities LP, a member of the NASD.

• Terral Jordan employer’s wholly-owned subsidiary is a member of the NASD.

•  Jon M. Plexico is an employee of Merriman Curhan Ford & Co. (“MCF”), which is an NASD member. As well, MCF is a publicly traded entity of which he owns shares and MCF is Mr. Plexico’s broker for conducting transactions.

• William M. Hitchcock is a registered representative of Pembroke Financial Partners LLC, which is a NASD member firm.

• Edward B. Keaney is a Managing Director of MCF, which is an NASD member firm.

• The Havens family also owns stock in A.G. Edwards and Morgan Stanley, who are members of the NASD.

• SF Capital Partners Ltd. is affiliated with two NASD broker-dealers; Reliant Trading and Shepherd Trading Limited.

• Some of the limited partners of Integral Capital Partners VI, L.P. are associated with Morgan Stanley, however, such people own less than 10% collectively of the limited partnership interests.

• Mark E. Strome, who holds the shares as Strome Alpha Fund, LP, is the CEO and President of Strome Securities LP, a NASD member firm.

•  Kenneth R. Werner, who holds the shares as Kenneth R. Werner Revocable Trust Dtd 7/20/96, is employed by MCF, which is an NASD member. Mr. Werner is a registered representative of MCF, which is a public company.

• John C. Lipman is the managing member of Carter Management Group LLC. Mr. Lipman is the chairman and sole owner of Carter Securities LLC, which is a NASD member firm.

• Seymour Rose is a registered representative of AXA Advisors, LLC, which is a NASD member firm.

•  Paramount BioCapital Asset Management, Inc. is the general partner and investment manager of the following selling stockholders: (i) Aries Master Fund II, LP (ii) Aries Domestic Fund, LP and (iii) Aries Domestic Fund II, LP. Lindsay A. Rosenwald is the chief executive officer, chairman and sole stockholder of Paramount BioCapital Asset Management, Inc. and is the chief executive officer, chairman and sole stockholder of Paramount Biocapital, Inc, an NASD member firm.

• Larry Gellman is a managing director of, and owns equity securities in, Robert W. Baird & Co. Incorporated, which is a NASD member firm.

• Anthony Cantone is the President of Cantone Research, Inc., which is a NASD member firm.

• Cantone Partners, L.P. is a fund, in which Anthony Cantone is the General Manager. Anthony Cantone is President of Cantone Research, Inc., which is a NASD member firm.

• Griffin Securities, Inc. acted a placement agent for this transaction and is a NASD member firm.

• Salvatore Saraceno is an employee of Griffin Securities, Inc, which is a NASD member firm.

• Mark Zizzamia is an employee of Griffin Securities, Inc, which is a NASD member firm.

• Mufson, Howe, Hunter and Partners, LLC is wholly-owned by Mufson, Howe, Hunter and Company, LLC, acted as placement agent for this transaction and is a NASD member firm.

In the purchase agreement, each of the selling stockholders, including those selling stockholders with broker-dealer affiliations, represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities laws. In addition, each of the selling stockholders purchased the shares in the ordinary course of business and represented that it qualifies as an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

The table below sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. We will not receive any proceeds from the resale of the common stock by the selling stockholders, except is a selling stockholder exercises his, her or its warrants with cash.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock issuable currently or within 60 days of September 25, 2006, upon exercise of options or warrants held by that person or group are deemed outstanding. These shares, however, are not deemed outstanding for computing the percentage ownership of any other person. Percentage ownership is based on 28,600,464 shares of common stock outstanding as of September 25, 2006, together with applicable options and warrants for each stockholder.

	NO. OF SHARES OFFERED (INCLUDES STOCK UNDERLYING	SHARES OWNED PRIOR TO THE OFFERING		SHARES OWNED AFTER THE OFFERING
	WARRANTS)	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE
vSpring Capital. L.P	4,183,002 (1)	4,183,002	14.6%	0	*
Christoph Henkel	884,970 (2)	1,139,799	4.0%	254,829	*
Merriman Curhan Ford & Co.	558,423 (3)	558,423	2.0%	0	*
Integral Capital Partners VI, L.P.	437,500 (4)	437,500	1.5%	0	*
Kinloch Rice Fields, LLC	437,129 (5)	741,247	2.6%	304,118	1.1%
SF Capital Partners Ltd.	411,765 (6)	411,765	1.4%	0	*
Sandra Pessin	362,166 (7)	362,166	1.3%	0	*
Larry Gellman	250,000 (8)	250,000	*	0	*
The Lincoln Fund, L.P.	223,005 (9)	495,920	1.7%	272,915	*
Mosaix Ventures	194,445 (10)	194,445	*	0	*
Anthony Cantone	187,500 (11)	187,500	*	0	*

Cordillera Fund, LP	167,500 (12)	167,500	*	0	*
Hauck-Aufhaeueer Banquiers Luxembourg S.A.	166,666 (13)	166,666	*	0	*
Aries Master Fund II	158,334 (14)	158,334	*	0	*
John Doherty	138,889 (15)	3,091,549	10.8%	2,952,660	10.3%
William Hitchcock	123,974 (16)	381,405	1.3%	257,431	*
Adrian Z. Stecyk	114,764 (17)	114,764	*	0	*
Lance, Malvin & Partners (Bourgeois, Jean Robert)	112,500 (18)	112,500	*	0	*
Eric N. Fellner	101,838 (19)	201,838	*	100,000	*
Pacific Growth Equities	100,000 (20)	100,000	*	0	*
Carter Management Group, LLP	93,750 (21)	93,750	*	0	*
Maud Thilghman Walker	88,974 (22)	165,641	*	76,667	*
Aries Domestic Fund, LP	86,111 (23)	86,111	*	0	*
Investment Strategies Fund, L.P.	83,750 (24)	83,750	*	0	*
Richard L. Breaux	83,088 (25)	141,912	*	58,824	*
Strome Alpha Master Fund LTD	70,000 (26)	410,000	1.4%	340,000	1.2%
Douglas Heller	66,838 (27)	66,838	*	0	*
Josephine K. Doherty	66,838 (28)	66,838	*	0	*
David MacMillian	66,360 (29)	160,478	*	94,118	*
Cape May Limited Partnership	65,167 (30)	65,167	*	0	*
George K. Hickox, Jr.	65,167 (31)	65,167	*	0	*
PAM Investments, Ltd.-I	62,500 (32)	62,500	*	0	*
Larry Kopp	56,250 (33)	56,250	*	0	*
Kinloch & Company, LLC SC	55,555 (34)	530,392	1.9%	474,837	1.7%
Lance, Malvin & Partners	55,555 (35)	55,555	*	0	*
NITE Capital, LP	55,555 (36)	55,555	*	0	*
Thomas Veasy Zug	55,555 (37)	211,222	*	155,667	*
MedCap Partners, L.P.	52,500 (38)	52,500	*	0	*
Cantone Partners, L.P.	52,369 (39)	52,369	*	0	*
James R. Walker	50,919 (40)	200,919	*	150,000	*
Craig Lunsman	48,567 (41)	48,567	*	0	*
Mufson, Hunter, Howe and Partners, LLC	43,691 (42)	43,691	*	0	*
Matthew & Angela Hall Family Trust	41,176 (43)	41,176	*	0	*
Terral Jordan	40,667 (44)	151,085	*	110,418	*
Boris Volman	37,505 (45)	37,505	*	0	*
Henry W. Harris	35,000 (46)	35,000	*	0	*
James Hanosh	33,419 (47)	897,369	3.1%	863,950	3.0%
Oakwood Holdings	33,419 (48)	33,419	*	0	*
Scott Holmes	33,419 (49)	33,419	*	0	*
Steven and Mary Kane	33,419 (50)	83,421	*	50,002	*
Aries Domestic Fund II, LP	33,333 (51)	33,333	*	0	*
Jane Smith Turner Trust	33,333 (52)	33,333	*	0	*
David Dent	31,250 (53)	31,250	*	0	*
Philip Isaacson	31,250 (54)	31,250	*	0	*

N. Dean Meyer	31,250 (55)	31,250	*	0	*
Richard Molinsky	31,250 (56)	31,250	*	0	*
PAM Investments, Ltd. - II	31,250 (57)	31,250	*	0	*
Prism Capital 5, L.P.	30,882 (58)	30,882	*	0	*
Jack Benoff	30,271 (59)	30,271	*	0	*
Salvatore Sarceno	30,000 (60)	30,000	*	0	*
Mark Zizzamia	30,000 (61)	30,000	*	0	*
Ranjan Lal	27,780 (62)	27,780	*	0	*
Clancy Douglas McKensie	27,778 (63)	27,778	*	0	*
Sterling Securities International Ltd.	27,766 (64)	27,766	*	0	*
Daniel Bachtle	25,000 (65)	25,000	*	0	*
Ben & Sophie Reuben	25,000 (66)	25,000	*	0	*
Peter Tombros	25,000 (67)	125,000	*	100,000	*
Louise A. Havens (Louise Havens Trust)	23,553 (68)	99,553	*	76,000	*
Robert Havens (Peter H. Havens Trust FBO Robert Havens	23,392 (69)	43,392	*	20,000	*
Victoria Havens (Mary L. Smith Trust FBO Victoria L. Havens	23,392 (70)	40,053	*	16,661	*
Philip P. Sharples 1994 Family Trust U/A DTD 5/16/94	21,000 (71)	21,000	*	0	*
Philip T. Sharples Trust U/A DTD 11/13/52	21,000 (72)	21,000	*	0	*
Alexander M. Laughlin	20,588 (73)	20,588	*	0	*
Edgewood Management Company Profit Sharing Plan	20,588 (74)	20,588	*	0	*
Frank A. Bonsal, Jr.	20,588 (75)	20,588	*	0	*
The Lincoln Fund Tax Advantaged, L.P.	20,588 (76)	20,588	*	0	*
William P. Getty	20,588 (77)	20,588	*	0	*
David S. Hannes	20,000 (78)	20,000	*	0	*
Tony Nikolich	18,750 (79)	18,750	*	0	*
Joseph R. Hardiman	17,500 (80)	17,500	*	0	*
Brenton M. Wickam	15,441 (81)	15,441	*	0	*
Terry J. Hennigan	15,441 (82)	15,441	*	0	*
Victor Polakoff	15,000 (83)	15,000	*	0	*
Frank Dougherty Rev. Tr. UAD 9-30-05	13,889 (84)	217,485	*	203,596	*
Philip & Cheryl McDonald	13,889 (85)	13,889	*	0	*
Mark S. Robinow	13,889 (86)	13,889	*	0	*
Sona Rajni Banker	13,375 (87)	13,375	*	0	*
Mai N. Pogue	12,500 (88)	12,500	*	0	*
Bayard Walker, Jr.	10,500 (89)	10,500	*	0	*
Brock Ganeles	10,500 (90)	10,500	*	0	*
Hanne S. Castle	10,500 (91)	10,500	*	0	*
Holly E. Zug Trust Dtd. 8/5/97	10,500 (92)	10,500	*	0	*

Joanna K. Corrigan Irrevocable Trust	10,500 (93)	10,500	*	0	*
John Burd Defined Benefit Plan	10,500 (94)	10,500	*	0	*
Mark P. Mason	10,500 (95)	10,500	*	0	*
Robert Anthony Mackie	10,500 (96)	10,500	*	0	*
Alan R. Sheriff	10,294 (97)	10,294	*	0	*
Catalysis Partners, LLC	10,294 (98)	10,294	*	0	*
Dixon R. Doll Sr. & Carol Doll Trust	10,294 (99)	10,294	*	0	*
Doll Family Partnership	10,294 (100)	10,294	*	0	*
Jon M. Plexico	10,294 (101)	10,294	*	0	*
Jonathan D. Calloghan	10,294 (102)	10,294	*	0	*
Lawrence J. Chazen Revocable Trust Dtd. 1/31/90	10,294 (103)	10,294	*	0	*
Matthew Crisp	10,294 (104)	10,294	*	0	*
Victor E. Parker, Jr.	10,294 (105)	10,294	*	0	*
Dennis Tran & Rosalie Duong	9,800 (106)	9,800	*	0	*
Peter Lawson-Johnston	8,750 (107)	8,750	*	0	*
DCB Enterprises Inc.	6,250 (108)	6,250	*	0	*
Howard Allen LeVaux	6,250 (109)	6,250	*	0	*
Jonathan Merriman	6,176 (110)	6,176	*	0	*
Kenneth R. Werner Revocable Trust Dtd. 7/20/96	6,176 (111)	6,176	*	0	*
Anne S. Ritchie Holum	5,950 (112)	5,950	*	0	*
Dorothy N. Ritchie-Valhouli	5,950 (113)	5,950	*	0	*
J. Michael Ritchie	5,950 (114)	5,950	*	0	*
Charles J. Kaspar III	5,775 (115)	5,775	*	0	*
Seymour Rose	5,555 (116)	5,555	*	0	*
Gregory H. Williams	5,147 (117)	5,147	*	0	*
Kevin J. Raidy	5,147 (118)	5,147	*	0	*
Robert E. Ford	5,147 (119)	5,147	*	0	*
Edward B. Keaney	4,118 (120)	4,118	*	0	*
Craig E. Sultan	3,500 (121)	3,500	*	0	*
Dixon R. Doll Jr. & Sarah Doll	3,500 (122)	3,500	*	0	*
Hans Hartvickson	3,500 (123)	3,500	*	0	*
John Sutcliffe	3,500 (124)	3,500	*	0	*
Steven R. Sarracino	3,500 (125)	3,500	*	0	*
Patrick J. McQuaid	2,625 (126)	2,625	*	0	*
John Hiestand	2,059 (127)	2,059	*	0	*
Joe Dervan & Elena Lisk	1,875 (128)	6,875	*	5,000	*
David Dervan	475 (129)	475	*	0	*

*indicated less than 1.0%

(1)	Includes stock underlying a warrant to purchase 1,047,255 shares of common stock at an exercise price of $2.25 per share.

(2)
Includes stock underlying a warrant to purchase 176,144 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 39,201 shares of common stock at an exercise price of $2.99 per share

(3)	Includes stock underlying a warrant to purchase 558,423 shares of common stock at an exercise price of $2.25 per share.

(4)	Includes stock underlying a warrant to purchase 437,500 shares of common stock at an exercise price of $2.25 per share.

(5)	Includes stock underlying a warrant to purchase 437,129 shares of common stock at an exercise price of $2.25 per share.

(6)	Includes stock underlying a warrant to purchase 411,765 shares of common stock at an exercise price of $2.25 per share.

(7)
Includes stock underlying a warrant to purchase 45,500 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 33,333 shares of common stock at an exercise price of $2.99 per share

(8)	Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $2.99 per share.

(9)
Includes stock underlying a warrant to purchase 73,432 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 22,222 shares of common stock at an exercise price of $2.99 per share

(10)	Includes stock underlying a warrant to purchase 38,889 shares of common stock at an exercise price of $2.99 per share.

(11)	Includes stock underlying a warrant to purchase 37,500 shares of common stock at an exercise price of $2.99 per share.

(12)	Includes stock underlying a warrant to purchase 33,500 shares of common stock at an exercise price of $2.99 per share.

(13)	Includes stock underlying a warrant to purchase 33,333 shares of common stock at an exercise price of $2.99 per share.

(14)	Includes stock underlying a warrant to purchase 31,667 shares of common stock at an exercise price of $2.99 per share.

(15)
Includes stock underlying a warrant to purchase 27,778 shares of common stock at an exercise price of $2.99 per share. Mr. Doherty previously served a member of the Company’s Board of Directors from September 1999 to October 2005 and as the Company’s President and Chief Executive Officer from September 1999 to December 2002.

(16)
Includes stock underlying a warrant to purchase 42,778 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share. Mr. Hitchcock previously served as the Company’s Chairman of the Board from October 1, 2001 to October 2003.

(17)
Includes stock underlying a warrant to purchase 114,764 shares of common stock at an exercise price of $2.99 per share. Mr. Stecyk is the President and Chief Executive Officer of Griffin Securities, Inc., who acted as placement agent for the December 2005 financing transaction.

(18)	Includes stock underlying a warrant to purchase 22,500 shares of common stock at an exercise price of $2.99 per share.

(19)	Includes stock underlying a warrant to purchase 50,556 shares of common stock at an exercise price of $2.25 per share.

(20)
Includes stock underlying a warrant to purchase 100,000 shares of common stock at an exercise price of $2.25 per share. Pacific Growth Equities acted in a consulting role in connection with the May 2005 financing transaction.

(21)	Includes stock underlying a warrant to purchase 18,750 shares of common stock at an exercise price of $2.99 per share.

(22)
Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share.

(23)	Includes stock underlying a warrant to purchase 17,222 shares of common stock at an exercise price of $2.99 per share.

(24)	Includes stock underlying a warrant to purchase 16,750 shares of common stock at an exercise price of $2.99 per share.

(25)
Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 12,500 shares of common stock at an exercise price of $2.99 per share

(26)	Includes stock underlying a warrant to purchase 70,000 shares of common stock at an exercise price of $2.25 per share.

(27)	Includes stock underlying a warrant to purchase 15,556 shares of common stock at an exercise price of $2.25 per share.

(28)	Includes stock underlying a warrant to purchase 15,556 shares of common stock at an exercise price of $2.25 per share.

(29)	Includes stock underlying a warrant to purchase 40,719 shares of common stock at an exercise price of $2.25 per share.

(30)	Includes stock underlying a warrant to purchase 15,167 shares of common stock at an exercise price of $2.25 per share.

(31)	Includes stock underlying a warrant to purchase 15,167 shares of common stock at an exercise price of $2.25 per share.

(32)	Includes stock underlying a warrant to purchase 12,500 shares of common stock at an exercise price of $2.99 per share.

(33)	Includes stock underlying a warrant to purchase 11,250 shares of common stock at an exercise price of $2.99 per share.

(34)	Includes stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share.

(35)	Includes stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share.

(36)	Includes stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share.

(37)	Includes stock underlying a warrant to purchase 11,111 shares of common stock at an exercise price of $2.99 per share.

(38)	Includes stock underlying a warrant to purchase 52,500 shares of common stock at an exercise price of $2.25 per share.

(39)
Includes stock underlying a warrant to purchase 8,750 shares of common stock at an exercise price of $2.99 per share Cantone Partners, L.P. was compensated for a finders’ fee in connection with the December 2005 financing transaction

(40)	Includes stock underlying a warrant to purchase 25,278 shares of common stock at an exercise price of $2.25 per share.

(41)
Includes stock underlying a warrant to purchase 6,067 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 4,500 shares of common stock at an exercise price of $2.99 per share.

(42)
Includes stock underlying a warrant to purchase 43,691 shares of common stock at an exercise price of $2.99 per share. Mufson, Howe, Hunter and Partners, LLC acted as placement agents for the December 2005 financing transaction.

(43)	Includes stock underlying a warrant to purchase 41,176 shares of common stock at an exercise price of $2.25 per share.

(44)
Includes stock underlying a warrant to purchase 14,292 shares of common stock at an exercise price of $2.25 per share and stock underlying a warrant to purchase 2,775 shares of common stock at an exercise price of $2.99 per share.

(45)	Includes stock underlying a warrant to purchase 7,501 shares of common stock at an exercise price of $2.99 per share.

(46)	Includes stock underlying a warrant to purchase 35,000 shares of common stock at an exercise price of $2.25 per share.

(47)	Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

(48)	Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

(49)	Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share.

(50)	Includes stock underlying a warrant to purchase 7,778 shares of common stock at an exercise price of $2.25 per share. Mr. Kane is the Company’s President and Chief Executive Officer and a Director.

(51)	Includes stock underlying a warrant to purchase 6,667 shares of common stock at an exercise price of $2.99 per share.

(52)
Includes stock underlying a warrant to purchase 33,333 shares of common stock at an exercise price of $2.25 per share. Jane Smith Turner Trust was compensated for a finders’ fee in connection with the May 2005 financing transaction.

(53)	Includes stock underlying a warrant to purchase 6,250 shares of common stock at an exercise price of $2.99 per share.

(54)	Includes stock underlying a warrant to purchase 6,250 shares of common stock at an exercise price of $2.99 per share.

(55)	Includes stock underlying a warrant to purchase 6,250 shares of common stock at an exercise price of $2.99 per share.

(56)	Includes stock underlying a warrant to purchase 6,250 shares of common stock at an exercise price of $2.99 per share.

(57)	Includes stock underlying a warrant to purchase 6,250 shares of common stock at an exercise price of $2.99 per share.

(58)	Includes stock underlying a warrant to purchase 30,882 shares of common stock at an exercise price of $2.25 per share.

(59)
Includes stock underlying a warrant to purchase 1,867 shares of common stock at an exercise price of $2.25 per share stock underlying a warrant to purchase 4,450 shares of common stock at an exercise price of $2.99 per share

(60)
Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $2.99 per share. Mr. Saraceno, an employee of Griffin Securities, Inc. acted as placement agents for the December 2005 financing transaction.

(61)
Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $2.99 per share. Mr. Zizzamia, an employee of Griffin Securities, Inc. acted as placement agents for the December 2005 financing transaction.

(62)	Includes stock underlying a warrant to purchase 5,556 shares of common stock at an exercise price of $2.99 per share.

(63)	Includes stock underlying a warrant to purchase 5,556 shares of common stock at an exercise price of $2.99 per share.

(64)	Includes stock underlying a warrant to purchase 5,553 shares of common stock at an exercise price of $2.99 per share.

(65)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $2.99 per share.

(66)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $2.99 per share.

(67)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $2.99 per share. Mr. Tombros has served on the Company’s board of directors since November 2005.

(68)	Includes stock underlying a warrant to purchase 8,167 shares of common stock at an exercise price of $2.25 per share.

(69)	Includes stock underlying a warrant to purchase 5,444 shares of common stock at an exercise price of $2.25 per share.

(70)	Includes stock underlying a warrant to purchase 5,444 shares of common stock at an exercise price of $2.25 per share.

(71)	Includes stock underlying a warrant to purchase 21,000 shares of common stock at an exercise price of $2.25 per share.

(72)	Includes stock underlying a warrant to purchase 21,000 shares of common stock at an exercise price of $2.25 per share.

(73)	Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share.

(74)	Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share.

(75)	Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share.

(76)	Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share.

(77)	Includes stock underlying a warrant to purchase 20,588 shares of common stock at an exercise price of $2.25 per share.

(78)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $2.99 per share.

(79)	Includes stock underlying a warrant to purchase 3,750 shares of common stock at an exercise price of $2.99 per share.

(80)	Includes stock underlying a warrant to purchase 17,500 shares of common stock at an exercise price of $2.25 per share.

(81)	Includes stock underlying a warrant to purchase 15,441 shares of common stock at an exercise price of $2.25 per share.

(82)	Includes stock underlying a warrant to purchase 15,441 shares of common stock at an exercise price of $2.25 per share.

(83)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $2.99 per share.

(84)	Includes stock underlying a warrant to purchase 2,778 shares of common stock at an exercise price of $2.99 per share. Mr. Dougherty has served on the Company’s board of directors since October 2001.

(85)	Includes stock underlying a warrant to purchase 2,778 shares of common stock at an exercise price of $2.99 per share.

(86)	Includes stock underlying a warrant to purchase 2,778 shares of common stock at an exercise price of $2.99 per share.

(87)	Includes stock underlying a warrant to purchase 3,113 shares of common stock at an exercise price of $2.25 per share.

(88)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $2.99 per share.

(89)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(90)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(91)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(92)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(93)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(94)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(95)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(96)	Includes stock underlying a warrant to purchase 10,500 shares of common stock at an exercise price of $2.25 per share.

(97)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(98)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(99)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(100)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share

(101)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(102)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(103)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(104)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(105)	Includes stock underlying a warrant to purchase 10,294 shares of common stock at an exercise price of $2.25 per share.

(106)	Includes stock underlying a warrant to purchase 9,800 shares of common stock at an exercise price of $2.25 per share.

(107)	Includes stock underlying a warrant to purchase 8,750 shares of common stock at an exercise price of $2.25 per share.

(108)	Includes stock underlying a warrant to purchase 1,250 shares of common stock at an exercise price of $2.99 per share.

(109)	Includes stock underlying a warrant to purchase 1,250 shares of common stock at an exercise price of $2.99 per share.

(110)	Includes stock underlying a warrant to purchase 6,176 shares of common stock at an exercise price of $2.25 per share.

(111)	Includes stock underlying a warrant to purchase 6,176 shares of common stock at an exercise price of $2.25 per share.

(112)	Includes stock underlying a warrant to purchase 5,950 shares of common stock at an exercise price of $2.25 per share.

(113)	Includes stock underlying a warrant to purchase 5,950 shares of common stock at an exercise price of $2.25 per share.

(114)	Includes stock underlying a warrant to purchase 5,950 shares of common stock at an exercise price of $2.25 per share.

(115)	Includes stock underlying a warrant to purchase 5,775 shares of common stock at an exercise price of $2.25 per share.

(116)
Includes stock underlying a warrant to purchase 1,111 shares of common stock at an exercise price of $2.99 per share. Mr. Rose is the father of the Company’s Vice President and Chief Financial Officer, Marc L. Rose.

(117)	Includes stock underlying a warrant to purchase 5,147 shares of common stock at an exercise price of $2.25 per share.

(118)	Includes stock underlying a warrant to purchase 5,147 shares of common stock at an exercise price of $2.25 per share.

(119)	Includes stock underlying a warrant to purchase 5,147 shares of common stock at an exercise price of $2.25 per share.

(120)	Includes stock underlying a warrant to purchase 4,118 shares of common stock at an exercise price of $2.25 per share.

(121)	Includes stock underlying a warrant to purchase 3,500 shares of common stock at an exercise price of $2.25 per share.

(122)	Includes stock underlying a warrant to purchase 3,500 shares of common stock at an exercise price of $2.25 per share.

(123)	Includes stock underlying a warrant to purchase 3,500 shares of common stock at an exercise price of $2.25 per share.

(124)	Includes stock underlying a warrant to purchase 3,500 shares of common stock at an exercise price of $2.25 per share.

(125)	Includes stock underlying a warrant to purchase 3,500 shares of common stock at an exercise price of $2.25 per share.

(126)	Includes stock underlying a warrant to purchase 2,625 shares of common stock at an exercise price of $2.25 per share.

(127)	Includes stock underlying a warrant to purchase 2,059 shares of common stock at an exercise price of $2.25 per share.

(128)	Includes stock underlying a warrant to purchase 375 shares of common stock at an exercise price of $2.99 per share. Mr. Dervan is an employee of the Company.

(129)	Includes stock underlying a warrant to purchase 95 shares of common stock at an exercise price of $2.99 per share. Mr. Dervan is the bother of Joe Jude Dervan, an employee of the Company.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Reed Smith LLP, San Francisco, California.

EXPERTS

Our financial statements, as of and for each of the two years ended May 31, 2006 included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Protalex, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference room of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or our website at http://www.protalex.com. Information contained in our web site is not part of this prospectus.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We furnish our stockholders with annual reports containing audited financial statements.

INDEX TO FINANCIAL STATEMENTS

Protalex, Inc.
(A Company in the Development Stage)

Audited Financial Statements

Report of Independent Registered Accounting Firm	F-2

Balance Sheets at May 31, 2006 and 2005	F-3

Statements of Operations for the Fiscal Years Ended May 31, 2006 and 2005 and From Inception (September 17, 1999) through May 31, 2006	F-4

Statements of Stockholders’ Equity (Deficit) for the Fiscal Years Ended May 31, 2006 and 2005 and From Inception (September 17, 1999) through May 31, 2006	F-5

Statements of Cash Flows for the Fiscal Years Ended May 31, 2006 and 2005 and From Inception (September 17, 1999) through May 31, 2006	F-8

Notes to Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors
Protalex, Inc.

We have audited the accompanying balance sheets of Protalex, Inc. (a Delaware Corporation in the development stage) as of May 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended and for the cumulative period from inception through May 31, 2006, as it relates to the fiscal years ended May 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protalex, Inc. as of May 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, and for the cumulative period from inception through May 31, 2006, as it relates to the fiscal years ended May 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
July 21, 2006 (except for Note K, as to which the date is July 26, 2006)

Protalex, Inc.
(A Company in the Development Stage)
BALANCE SHEETS

	May 31,
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,992,545	$9,453,367
Prepaid expenses	221,187	9,281

Total current assets	10,213,732	9,462,648

PROPERTY & EQUIPMENT:
Lab equipment	327,287	313,613
Office and computer equipment	157,787	157,787
Furniture & fixtures	40,701	25,556
Leasehold improvements	89,967	27,060

	615,742	524,016
Less accumulated depreciation and amortization	(478,785)	(400,387)

	136,957	123,629
OTHER ASSETS:
Deposits	7,990	7,590
Intellectual technology property, net of
accumulated amortization of $6,693 in 2006 and
$5,673 in 2005	13,607	14,627

Total other assets	21,597	22,217

	$10,372,286	$9,608,494

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of capital lease obligation	$0	$20,046
Accounts payable	744,732	866,628
Payroll and related liabilities	67,415	28,835
Accrued expenses	226,848	81,517

Total current liabilities	1,038,995	997,026

Other	3,696	4,655

Total liabilities	1,042,691	1,001,681

STOCKHOLDERS' EQUITY:
Common stock, par value $0.00001, 100,000,000 and 40,000,000 shares authorized as of May 31, 2006 and May 31, 2005 respectively, 22,389,951 and 19,393,221 shares issued and outstanding as of May 31, 2006 and May 31, 2005, respectively	224	194
Additional paid in capital	27,740,976	20,913,822
Deficit accumulated during the development stage	(18,411,605)	(12,307,203)

Total stockholders’ equity	9,329,595	8,606,813

	$10,372,286	$9,608,494

The accompanying notes are an integral part of these financial statements.

Protalex, Inc.
(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

For the years ended May 31, 2006 and 2005, and From
Inception (September 17, 1999) through May 31, 2006

	Year Ended May 31, 2006	Year Ended May 31, 2005	From Inception Through May 31, 2006

REVENUES	$-	$-	$-

OPERATING EXPENSES:
Research and development	(3,840,400)	(3,519,910)	(11,043,216)
Administrative	(2,175,223)	(1,457,694)	(5,989,663)
Professional fees	(435,289)	(714,665)	(1,715,247)
Depreciation and amortization	(4,296)	(5,111)	(150,402)

Operating Loss	(6,455,208)	(5,697,380)	(18,898,528)

Other income (expense)
Interest income	351,649	132,181	568,115
Interest expense	(843)	(2,530)	(70,612)
Loss on disposal of equipment	-	-	(10,580)

Net Loss	$(6,104,402)	$(5,567,729)	$(18,411,605)

Weighted average number of common
shares outstanding	20,559,291	16,832,643	13,903,129

Loss per common share - basic and diluted	$(.30)	$(.33)	$(1.32)

The accompanying notes are an integral part of these financial statements.

Protalex, Inc.
(A Company in the Development Stage)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

From Inception (September 17, 1999) through May 31, 2006

	Common Stock		Additional Paid in	Common Stock-	Deficit Accumulated During The Development
	Shares	Amount	Capital	Contra	Stage	Total
September 17, 1999 — initial issuance of 10,000 shares for intellectual technology license at $.03 per share	10,000	$300	$—	$—	$—	$300
September 30, 1999 — cost of public shell acquisition over net assets acquired to be accounted for as a Recapitalization	—	—	—	(250,000)	—	(250,000)
September 257, 1999 — issuance of 84 shares to individual for $25,000	84	25,000	—	—	—	25,000
November 15, 1999 — reverse merger transaction with Enerdyne Corporation, net transaction amounts	8,972,463	118,547	—	(118,547)	—	—
November 18, 1999 — February 7, 2000 — issuance of 459,444 shares to various investors at $0.36 per share	459,444	165,400	—	—	—	165,400
January 1, 2000 — issuance of 100,000 shares in exchange for legal services	100,000	15,000	—	—	—	15,000
May 1 - 27, 2000 — issuance of 640,000 shares to various investors at $1.00 per share	640,000	640,000	—	—	—	640,000
May 27, 2000 — issuance of 1,644 shares to individual in exchange for interest Due	1,644	1,644	—	—	—	1,644
Net loss for the year ended May 31, 2000	—	—	—	—	(250,689)	(250,689)
Balance, May 31, 2000	10,183,635	965,891	—	(368,547)	(250,689)	346,655
December 7, 2000 — issuance of 425,000 shares to various investors at $1.00 per share	425,000	425,000	—	—	—	425,000
May 31, 2001 — Forgiveness of debt owed to shareholder	—	—	40,000	—	—	40,000
Net loss for the year ended May 31, 2001	—	—	—	—	(553,866)	(553,866)
Balance, May 31, 2001	10,608,635	1,390,891	40,000	(368,547)	(804,555)	257,789

	Common Stock		Additional Paid in	Common Stock-	Deficit Accumulated During The Development
	Shares	Amount	Capital	Contra	Stage	Total
August 13, 2001 — Contribution by Shareholders	—	—	143,569	—	—	143,569
November 7, 2001 — issuance of 881,600 Shares at $1.25 per share	881,600	1,102,000	—	—	—	1,102,000
November 26, 2001 — options issued to board member	—	—	133,000	—	—	133,000
Net loss for the year ended May 31, 2002	—	—	—	—	(1,280,465)	(1,280,465)
Balance, May 31, 2002	11,490,235	2,492,891	316,569	(368,547)	(2,085,020)	355,893
July 5, 2002 — issuance of 842,000 shares at $1.50 per share	842,000	1,263,000	—	—	—	1,263,000
July 1, 2002 - May 1, 2003 - purchase of common stock from shareholder at $.70 per share	(130,955)	(91,667)	—	—	—	(91,667)
January 15, 2003 - May 15, 2003 — common stock issued to Company president	41,670	82,841	—	—	—	82,841
May 14, 2003 — common stock issued to employee	5,000	11,250	—	—	—	11,250
June 1, 2002 - May 31, 2003 — options issued to board members and employees	—	—	287,343	—	—	287,343
Net loss for the year ended May 31, 2003	—	—	—	—	(1,665,090)	(1,665,090)
Balance, May 31, 2003	12,247,950	3,758,315	603,912	(368,547)	(3,750,110)	243,570
June 15, 2003, common stock issued to Company president	8,334	16,418	—	—	—	16,418
June 15, 2003, purchase of common stock from shareholder	(12,093)	(8,333)	—	—	—	(8,333)
September 18, 2003 - issuance of 7,445,646 of common stock issued in private placement At $1.70 per share, net of transaction costs	7,445,646	11,356,063	—	—	—	11,356,063
September 19, 2003 - repurchase and retired 2,994,803 shares for $300,000	(2,994,803)	(300,000)	—	—	—	(300,000)
December 12, 2003 - issuance of 39,399 shares to terminated employees at $2.60 per share	39,399	102,438	—	—	—	102,438
March 1, 2004 - common stock issued to employee at $2.55 per share	50,000	127,500	—	—	—	127,500
May 31, 2004 - reclassify common stock contra to common stock	—	(368,547)	—	368,547	—	—

	Common Stock		Additional Paid in	Common Stock-	Deficit Accumulated During The Development
	Shares	Amount	Capital	Contra	Stage	Total
June 1 , 2003 - May 31, 2004 - options issued to board members, employees and consultants	—	—	448,096	—	—	448,096
Net loss for the year ended May 31, 2004	—	—	—	—	(2,989,364)	(2,989,364)
Balance, May 31, 2004	16,784,433	$14,683,854	$1,052,008	—	$(6,739,474)	8,996,388
November 30, 2004 - adjust March 1, 2004 common stock issued to employee		(20,000)				(20,000)
January 13, 2005 - common stock issued to employee at $2.55 per share	15,000	38,250				38,250
February 28, 2005 - Reclass Par Value for Reincorporation into DE as of 12/1/04		(14,701,935)	14,701,935			0
May 25, 2005 - issuance of 2,593,788 shares of common stock issued in private placement At $1.95 per share, net of transaction costs	2,593,788	25	4,851,168			4,851,193
June 1 , 2004 - May 31, 2005 - options issued to board members, employees and consultants			308,711			308,711
Net loss for the year ended May 31, 2005	—	—	—	—	(5,567,729)	(5,567,729)
Balance, May 31, 2005	19,393,221	$194	$20,913,822	—	$(12,307,203)	$8,606,813
August 23, 2005 - common stock issued to employee	40,000	0	100,000			100,000
October 19, 2005 - common stock issued to employee	10,000	0	25,000			25,000
December 30, 2005 - issuance of 2,595,132 shares of common stock issued in private placement At $2.25 per share, net of transaction costs	2,595,132	26	5,510,941			5,510,967
June 1, 2005 - May 31, 2006 - warrants exercised	351,598	4	786,534			786,538
June 1 , 2005- May 31, 2006 - options issued to board members, employees and consultants			404,679			404,679
Net loss for the year ended May 31, 2006	—	—	—	—	(6,104,402)	(6,104,402)
Balance, May 31, 2006	22,389,951	$224	$27,740,976		$(18,411,605)	$9,329,595

The accompanying notes are an integral part of these financial statements.

Protalex, Inc.
(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

For the years ended May 31, 2006 and 2005, and From Inception
(September 17, 1999) through May 31, 2006

	Year Ended May 31, 2006	Year Ended May 31, 2005	From Inception Through May 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,104,402)	$(5,567,729)	$(18,411,605)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Loss on disposal of equipment	—	—	10,580
Depreciation and amortization	79,418	58,684	507,999
Non cash compensation expense	529,679	326,960	2,065,525
Non cash expenses	—	—	16,644
(Increase)/Decrease in prepaid expenses and deposits	(212,306)	12,760	(229,177)
Increase in accounts payable and accrued expenses	23,435	571,045	971,580
Increase in payroll and related liabilities	38,580	4,275	67,415
Increase/(Decrease) in other liabilities	(959)	3,111	3,696

Net cash and cash equivalents used in operating activities	(5,646,555)	(4,590,894)	(14,997,343)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intellectual technology license - fee portion	—	—	(20,000)
Acquisition of property and equipment	(91,726)	(79,229)	(502,262)
Excess of amounts paid for Public Shell over assets acquired to be accounted for as a recapitalization	—	—	(250,000)
Proceeds from disposal of equipment	—	—	6,000

Net cash and cash equivalents used in investing activities	(91,726)	(79,229)	(766,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock issuance	6,297,505	4,851,194	26,125,163
Principal payment on capital leases and installment purchase payable	(20,046)	(20,487)	(295,411)
Contribution by shareholders	—	—	183,569
Principal payment on note payable individual	—	—	(225,717)
Issuance of note payable to individual	—	—	368,546
Acquisition of common stock	—	—	(400,000)

Net cash and cash equivalents provided by financing activities	6,277,459	4,830,707	25,756,150

NET INCREASE IN CASH AND CASH EQUIVALENTS	539,178	160,584	9,992,545

Cash and cash equivalents, beginning	9,453,367	9,292,783	—

Cash and cash equivalents, ending	$9,992,545	$9,453,367	$9,992,545

Supplemental disclosures of cash flow information:
Interest paid	$614	$2,128	$66,770
Taxes paid	$0	$50	$100

The accompanying notes are an integral part of these financial statements.

Protalex, Inc.
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

From Inception (September 17, 1999) through May 31, 2006

NOTE A - DESCRIPTION OF OPERATIONS AND DEVELOPMENT STAGE STATUS

The Company is a development stage enterprise incorporated on September 17, 1999 in Albuquerque, New Mexico and reincorporated in the State of Delaware on December 1, 2004. The Company’s headquarters are located in New Hope, Pennsylvania. The Company was formed to take all necessary steps to fully develop and bring to commercial realization certain bioregulatory technology for the treatment of human diseases. The Company has no operating revenue.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company is a development stage enterprise and does not anticipate generating operating revenue for the foreseeable future. The ability of the Company to continue as a going concern is dependent upon developing products that are regulatory approved and market accepted. There is no assurance that these plans will be realized in whole or in part. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

On December 1, 2004, the Company reincorporated from New Mexico to Delaware. The impact to the Stockholders’ Equity as of May 31, 2005 as a result of the reincorporation was to adjust Common Stock to its legal par value and is reflected in the accompanying Statement of Changes in Stockholders’ Equity.

On October 25, 2005, the Company’s shareholders approved the Amendment to the Company’s Amended Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock from 40,000,000 shares to 100,000,000 shares.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, and expense, and the disclosure of contingent assets and liabilities. Estimated amounts could differ from actual results.

2. Loss per Common Share

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128 “Earnings Per Share” (SFAS No. 128) that provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share include no dilution and is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding for the period. All potentially dilutive securities have been excluded from the computations since they would be antidilutive. However, these dilutive securities could potentially dilute earnings per share in the future. As of May 31, 2006, the Company had a total of 8,520,538 potentially dilutive securities.

3. Stock Based Compensation

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” The Company accounts for options granted to employees using the intrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. In accordance with APB 25, the Company records compensation cost as the difference between the exercise price of the options and the fair market value of the Company stock on the measurement (grant) date. These costs are amortized to expense over the options’ vesting period (see Recent Accounting Pronouncements pertaining to SFAS No. 123-Revised). Options to non-employees are accounted for using the fair value method, which recognizes the value of the option as an expense over the related service period with a corresponding increase to additional paid-in capital.

The following table illustrates the effect on net loss and earnings per share if the Company applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation.

	Year Ended May 31, 2006	Year Ended May 31, 2005	From Inception Through May 31, 2006
Net loss, as reported	$(6,104,402)	$(5,567,729)	$(18,411,605)
Add: stock-based employee compensation expense included in reported net loss	529,679	288,710	1,412,701
Deduct: stock-based employee compensation Expense determined under fair-value method for all awards	(1,129,724)	(1,384,715)	(4,419,373)
Pro forma net loss	$(6,704,447)	$(6,663,734)	$(21,418,277)
Loss per common share, as reported - basic and diluted	$(.30)	$(.33)	$(1.32)
Proforma loss per common share - basic and diluted	$(.33)	$(.40)	$(1.54)

The fair value of the options are estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

			From Inception
	Year Ended	Year Ended	Through
	May, 31, 2006	May, 31, 2005	May 31, 2006
Dividends per year	0	0	0
Volatility percentage	107%	102%-107%	90%-131%
Risk free interest rate	3.85%-4.42%	2.57%-3.52%	2.07%-5.11%
Expected life (years)	4	4	3-5

4. Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents.

5. Property, Equipment, Intellectual Technology Property, Depreciation and Amortization

Property, Equipment and Leasehold Improvements are carried at cost. Depreciation and amortization has been provided by the Company in order to amortize the cost of property and equipment over their estimated useful lives, which are estimated to be over three to five years. The Company uses the straight-line method for all classes of assets for book purposes and accelerated methods for tax purposes. Depreciation and amortization expense was $78,398, $57,664, and $478,785 for the years ended May 31, 2006, 2005 and from inception through May 31, 2006, respectively. Depreciation included in research and development expense totaled $74,102, $53,575 and $356,577 for the years ended May 31, 2006 and 2005 and from inception to May 31, 2006, respectively.

The Company’s intellectual technology property was originally licensed from a former related party. This intellectual technology property was then assigned to the Company upon the dissolution of the related party. The cost of the intellectual technology property is being amortized over a 20-year period. Amortization expense is $1,020, $1,020 and $6,693 for the years ended May 31, 2006, 2005 and from inception through May 31, 2006, respectively. The Company reviews the intellectual property for impairment on at least an annual basis in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Amortization expense for the intellectual property will be $1,020 for each of the next five years.

6. Income Taxes

Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for the requirement of current tax law and deferred taxes. Deferred taxes are accounted for using liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company does not expect to have current income taxes payable or deferred tax asset balances for the foreseeable future.

7. Other Comprehensive Income

From September 17, 1999 (inception) through May 31, 2006, the Company had no changes in equity which constitute components of other comprehensive income.

8. Research and Development

Research and development costs are expensed as incurred and also include depreciation as reported above.

9. Fair Value of Financial Instruments

The fair value of the Company’s financial instruments, principally cash, approximates their carrying value.

10. Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised) Share-Based Payment (“SFAS No. 123R”), which is a revision of Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123R supersedes APB No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method permitted by APB No. 25 and, as such, generally recognizes no compensation cost for employee stock options.

We will adopt SFAS No. 123R using the modified prospective method beginning with the first fiscal quarter of 2007. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The adoption of SFAS No. 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on our overall financial position.

Had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in the Notes to these financial statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. For the years ended May 31, 2006, and 2005, the Company did not pay any taxes, therefore, there was no effect on operating cash flows for such excess tax deductions.

NOTE C – REVERSE MERGER

On November 15, 1999, Enerdyne Corporation or Enerdyne acquired all of the outstanding common stock of Protalex, Inc. in exchange for the issuance of additional shares of Enerdyne stock. The ratio of exchange was 822 shares of Enerdyne stock issued for each share of Protalex stock received. For accounting purposes, the acquisition has been treated as an acquisition of Enerdyne by Protalex and as a recapitalization of Protalex or Reverse Merger. The historical financial statement of operations presented herein include only those of the accounting acquirer and the retained earnings or deficit of only the accounting acquirer carries over consistent with the requirements of reverse merger accounting. Concurrently with the share exchange, Enerdyne changed its name to Protalex, Inc.

The details of the reverse merger transaction are as follows:

Account Description	Protalex, Inc.	Enerdyne Corporation	Transaction Adjustments	Balance Sheet at November 16, 1999
Cash	$23,531	$—	$—	$23,531
Note receivable shareholder	—	118,547	—	118,547
License	20,300	—	—	20,300
Investment in Enerdyne	368,547	—	(368,547)	—
Other current assets	8,212	—	—	8,212
Other current liabilities	(17,555)	—	—	(17,555)
Accounts payable Alex	(40,000)	—	—	(40,000)
Note payable	(368,546)	—	—	(368,546)
Common stock	(25,300)	(833,459)	714,912	(143,847)
Additional paid in capital	—	(1,105,014)	1,105,014	—
Treasury stock	—	430,424	(430,424)	—
Accumulated deficit	30,811	1,389,502	(1,389,502)	30,811
Common stock - contra	—	—	368,547	368,547
	$—	$—	$—	$—

NOTE D – INCOME TAXES

The provision for income taxes for the years ended May 31, 2006 and 2005 consist of the following. Total income tax benefit differs from the amounts computed by applying the statutory tax rate to loss before income taxes due to the increase in the Company’s valuation allowance.

	Year Ended May 31, 2006	Year Ended May 31, 2005
Statutory federal and state rates of 40%	$2,465,000	$2,227,000
Increase in valuation allowance	(2,465,000)	(2,227,000))
Actual tax benefit	$—	$—

For the years ended May 31, 2006 and 2005, the components of income tax benefit (expense) consist of the following:
	Year Ended May 31, 2006	Year Ended May 31, 2005
Current:
Federal	$—	$—
State	—	—

Deferred:
Federal	2,095,250	1,858,000
State	369,750	369,000
Increase in valuation allowance	(2,465,000)	(2,227,000)
Income tax benefit	$—	$—

The components of the net deferred tax asset as of May 31, 2006 and 2005 are as follows:

	May 31, 2006	May 31, 2005
Assets:
Net operating losses	$5,780,000	$3,818,000
Vacation accrual	12,000	12,000
Stock based compensation	826,000	613,000
General business credit	771,000	506,000
Deferred tax assets	7,389,000	4,949,000

Liability:
Equipment	(1,000)	(26,000)
Gross deferred tax asset	7,388,000	4,923,000
Less valuation allowance	(7,388,000)	(4,923,000)
Deferred tax asset, net of valuation allowance	$—	$—

The gross deferred taxes have been fully offset by a valuation allowance since the Company cannot currently conclude that it is more likely than not that the benefits will be realized. The net operating loss carryforward for income tax purposes of approximately $15,400,000 as of May 31, 2006 expires beginning in 2014 through 2021. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control. As a result of these provisions, utilization of the NOL and tax credit carryforwards may be limited. As of May 31, 2006, a portion of the gross deferred tax asset and related valuation allowance is attributable to stock based compensation. To the extent that such assets are realized in the future, the benefit is applied to equity.

NOTE E – RELATED PARTIES

During the years ended May 31, 2006 and May 31, 2005, the Company incurred $68,607 and $12,098 respectively, of expenses related to air travel to a partnership principally owned by the Chief Executive Officer of the Company.

During the years ended May 31, 2006 and May 31, 2005, the Company incurred $0 and $12,515 respectively, of expenses related to legal services to a firm, which employs one of the Company’s board members.

The Company has an agreement with its Chairman to pay $12,500 per month as a director fee. During the years ended May 31, 2006 and May 31, 2005, the Company incurred $150,000 in each year respectively for this director’s fee.

The Company has an agreement with Carleton A. Holstrom, Eugene A. Bauer, MD and Peter G. Tombros to pay each $1,667 per month payable on a quarterly basis in arrears as a director fee. During the years ended May 31, 2006 and May 31, 2005, the Company incurred $51,677 and $16,667 respectively for these directors’ fees. As of May 31, 2006, $3,333, is included within Accrued Expenses and was subsequently paid on July 15, 2006.

NOTE F –CAPITAL LEASE OBLIGATIONS

The Company leased certain equipment under a capital lease. As of May 31, 2006 and 2005, the recorded amount of assets, net of related accumulated depreciation was $0 and $20,383, respectively. This capital lease expired in April 2006.

NOTE G – STOCK OPTIONS

Prior to January 22, 2004, all options were issued as “stand alone” options. On January 22, 2004, the board of directors of the Company approved the Protalex, Inc. 2003 Stock Option Plan., and on October 25, 2005, the shareholders approved and amendment to the Protalex, Inc. 2003 Stock Option Plan to increase the authorized number of shares under from 1,500,000 to 4,500,000 which provides for incentive and non-qualified stock options to purchase a total of 4,500,000 shares of the Company’s Common Stock. Under the terms of the plan, incentive options may not be granted for less than the fair market value of the Common Stock at the date of the grant and non-qualified options shall not be granted for less than 85% of the fair market value of the Common Stock at the date of the grant. Beginning January 1, 2005, all stock options are granted at fair market value. Vesting generally occurs ratably over forty eight months and is exercisable over a period no longer than ten years after the grant date. As of May 31, 2006, options to purchase 3,834,625 shares of the Company’s Common Stock were granted, of which 1,623,370 were issued under the Company’s 2003 Stock Option Plan and the remaining 2,211,255 were issued as stand alone options. As of May 31, 2006, 2,871,548 are exercisable.

A summary of the common stock option activity for employees, directors, officers and consultants as of May 31, 2006 is as follows:

	Options	Weighted Average Exercise Prices	Exercisable
Balance, September 17, 1999	—	$—	—
Granted, April 28, 2000	40,000	0.36	—
Granted, November 26, 2001	100,000	1.25	100,000
Expired, April 28, 2002	(40,000)	0.36	—
Granted, June 1, 2002	125,000	1.50	—
Granted, July 18, 2002	233,680	1.50	233,680
Granted, October 24, 2002	100,000	1.45	100,000
Granted, December 16, 2002	863,242	1.50	750,847
Granted, December 16, 2002	50,000	1.70	40,000
Granted, March 15, 2003	130,000	1.50	—
Granted, April 1, 2003	40,000	1.50	30,832
Granted, July 1, 2003	40,000	1.50	20,000
Granted, August 13, 2003	100,000	1.50	100,000
Granted, September 19, 2003	584,333	1.50	422,883
Granted, October 28, 2003	60,000	1.50	60,000
Granted, January 22, 2004	75,000	2.13	75,000
Granted, January 22, 2004	100,000	2.13	52,497
Granted, January 22, 2004	50,000	2.75	—
Forfeited, January 22, 2004	(130,000)	1.50	—
Granted, March 1, 2004	150,000	2.17	—
Granted, July 22, 2004	15,000	2.60	6,874
Granted, October 26, 2004	30,000	2.70	3,958
Granted, October 26, 2004	100,000	2.30	100,000
Granted, January 13, 2005	330,000	2.55	71,664
Granted, January 13, 2005	125,000	2.55	125,000
Forfeited, January 26, 2005	(10,000)	1.70	—
Forfeited, January 26, 2005	(10,000)	2.13	—
Granted, February 15, 2005	100,000	2.80	100,000
Granted, April 13, 2005	50,000	2.60	13,541
Forfeited, June 1, 2005	(125,000)	1.50	—
Granted, July 29, 2005	51,429	2.80	17,914
Granted, August 23, 2005	250,000	2.50	46,873
Forfeited, October 22, 2005	(10,000)	2.70	—
Forfeited, October 22, 2005	(1,000)	2.55	—
Granted, October 22, 2005	200,714	2.65	153,749
Granted, November 8, 2005	121,407	2.75	121,407
Granted, January 11, 2006	133,000	2.85	9,829
Forfeited, January 25, 2006	(50,000)	2.75	—
Forfeited, January 25, 2006	(25,000)	2.55	—
Forfeited, January 25, 2006	(25,000)	2.65	—
Forfeited, February 28, 2006	(150,000)	2.17	—
Forfeited, February 28, 2006	(50,000)	2.55	—
Forfeited, March 13, 2006	(10,000)	2.70	—
Forfeited, March 13, 2006	(1,500)	2.55	—
Forfeited, March 13, 2006	(1,429)	2.80	—
Granted, March 16, 2006	115,000	2.90	115,000
Granted, April 20, 2006	27,000	4.50	—
Forfeited, April 30, 2006	(16,251)	2.80	—
	3,834,625		2,871,548

The following summarizes certain information regarding stock options at May 31, 2006:

	Total			Exercisable
Exercise Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Life (yrs)	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.90 - 1.35	100,000	$1.25	5.5	100,000	$1.25	5.5
$1.36 - 1.80	2,061,255	$1.50	6.8	1,758,242	$1.50	6.8
$1.81 - 2.25	165,000	$2.13	7.6	127,497	$2.13	7.6
$2.26 - 2.70	978,214	$2.53	8.9	521,659	$2.53	8.9
$2.71 - 3.15	503,156	$2.82	9.3	364,150	$2.82	9.3
$3.16 - 4.50	27,000	$4.50	9.9	0	$-	9.9
	3,834,625	$1.98		2,871,548	$1.87

NOTE H –DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its office space under a non-cancelable operating lease. The lease term, revised on November 18, 2005 extends through January 31, 2008, with an option to extend for one or two years beyond the revised termination date. Rent expense for the years ended May 31, 2006 and 2005 was $119,256 and $98,498, respectively.

In December 2004, the Company entered into a non-cancelable operating lease for a multi-function copier. The lease term is for sixty three months. Rent expense for the years ended May 31, 2006 and 2005 was $4,014 and $1,245, respectively.

Future minimum lease payments are as follows:

Year ending May 31,
2007	126,506
2008	115,721
2009	2,988
2010	2,490
Total	$247,705

NOTE I – SALE AND REPURCHASE OF COMMON STOCK

On September 18, 2003, the Company closed a private placement, raising a total of $11,356,063, net of transaction costs in exchange for 7,445,646 shares of common stock and 2,605,976 warrants exercisable at $2.40 per share, expiring on September 18, 2008. In addition, 558,423 warrants, exercisable at $2.40 per share, were issued to Merriman and Company, as part of their fee for acting as placement agent.

On September 19, 2003, the Company repurchased and retired 2,994,803 shares of common stock from former Chief Scientific Officer Paul Mann and family members for $300,000.

On May 25, 2005, the Company closed a private placement, raising a total of $4,851,193, net of transaction costs in exchange for 2,593,788 shares of common stock at $1.95 per share and 920,121 warrants exercisable at $2.25 per share, expiring on May 25, 2010. Included in this warrant amount were 100,000 warrants for Pacific Growth Equities, LLC. As part of this transaction, the warrants issued on September 18, 2003, were repriced from $2.40 per share to $2.25 per share.

On December 30, 2005, the Company closed a private placement, raising a total of $5,510,967, net of transaction costs in exchange for 2,595,132 shares of its common stock at $2.25 per share, with warrants to purchase an additional 648,784 shares of its common stock, at an exercise price of $2.99 per share. The warrants expire on December 30, 2010.

In the fourth fiscal quarter of 2006, existing investors exercised 351,598 warrants which resulted in $786,538 in cash proceeds to the Company.

NOTE J – EMPLOYEE BENEFITS

Effective July 1, 2005, the Company maintained a defined contribution 401(k) retirement plan, pursuant to which employees, with no service requirement, can elect to contribute up to 15% of their compensation on a tax deferred basis up to the maximum amount permitted by the Internal Revenue Code of 1986, as amended. The Company does not match the participants’ deferral.

NOTE K – SUBSEQUENT EVENTS

On July 7, 2006, the Company closed a private placement, raising a total of $14,337,252, net of transaction costs in exchange for 6,071,013 shares of its common stock at $2.50 per share, with warrants to purchase an additional 1,517,753 shares of its common stock, at an exercise price of $3.85 per share. The warrants expire on July 7, 2011.

On July 26, 2006, we received an Office Action Summary (rejection) of our initial usage patent application from the United States Patent and Trademark Office or PTO. On August 16, 2006, we met with the patent examiner and his supervisor and as a result of that meeting, the rejection was retracted. At this time, the patent remains under review by the PTO.